**TECHNICAL REPORT**
**FOR THE**
**KURISKOVA URANIUM PROJECT**
**SLOVAKIA**

**for**
**Tournigan Gold Corporation**
**12th Floor, 570 Granville Street,**
**Vancouver, BC V6C 3P1**
**CANADA**

**Prepared by**
**Galen White, Senior Geologist - Resources**

**ACA HOWE INTERNATIONAL LTD**

**20th December 2007**
                                **Berkhamsted**
                                **Herts, UK**

**ACA HOWE INTERNATIONAL LTD**

# LIST OF CONTENTS

**ACA HOWE INTERNATIONAL LTD**

# LIST OF TABLES

# LIST OF FIGURES

# PLOTS

Plot 1: Comparison of SGS and ALS assay data (<0.03%U)
Plot 2: Comparison of SGS and ALS assay data (>0.03%U and <0.10%U)
Plot 3: Comparison of SGS and ALS assay data (>0.10%U)
Plot 4: Comparison of SGS and ALS assay data (all data)

# APPENDICES

APPENDIX 1:    GEOLOGICAL CROSS SECTIONS
APPENDIX 2:    DOMAIN STATISTICS
APPENDIX 3:    BLOCK MODEL SCREEN SHOTS
APPENDIX 4:    CORRELATION PLOTS U/Cu and U/Mo

**ACA HOWE INTERNATIONAL LTD**

## 1. SUMMARY

In November 2006, ACA Howe International Limited ("Howe") were engaged by Tournigan Gold Corporation to undertake a Canadian National Instrument 43-101 report on the Kuriskova Project, Slovakia ("Technical Report for the Kuriskova Uranium Project, Slovakia", dated June 2007, referred to herein as the "June 2007 report") which detailed material changes to the project following additional drilling activities at the project and detailed a revised resource estimate from that which was reported by Howe in its previously filed NI 43-101 report ("Technical Report of the Jahodna Uranium Project, Slovakia" dated March 2006, referred to herein as the "2006 report") in the light of new drilling data.

This technical report, prepared by Mr Galen White, Senior Geologist (Resources) and full-time employee of ACA Howe, is an update of the June 2007 report and details improvements to the geological model for Kuriskova, a review of input data to estimation, additional assay QA/QC activities undertaken by Tournigan on their 2005/06 drill core samples and refinements made to modelling parameters used to calculate resources following an independent audit of the current resource estimate, undertaken by AMEC Consulting (UK) between July and October 2007 as part of Tournigan Gold Corporation's consideration to commission a scoping study on the project.

This report details changes made to the geological model and refinements made to modelling parameters used in the June 2007 resource estimate in the light of the AMEC review, which recommended several modelling sensitivities be addressed prior to considering a decision to commission a scoping study for the project.

No new site visits have been undertaken by Howe since April 2007 and details relating to property description, history, geological setting, mineralisation style, historical exploration, sampling, and data validation remain current and are described in detail in the June 2007 report, to which the reader is referred.

Data verification undertaken by the authors in 2005, 2006 and April 2007 is detailed in the 2006 and 2007 reports to which the reader is referred. In addition, although ACA Howe had reviewed OMAC and ALS Chemex internal laboratory QA/QC procedures and resultant data relating to Tournigan samples collected during 2005/06, it was recommended in the June 2007 report that Tournigan undertake a program of assay QA/QC with which to assess laboratory sample preparation, assay accuracy and precision. Following this recommendation, Tournigan have implemented QA/QC controls on current drill core sampling (2007) and have undertaken check sampling of all samples generated during the 2005/06 drilling program, dispatched to SGS for analysis.

ACA Howe has reviewed excel spreadsheet data for 136 sample pulps from the 2005/06 drilling campaign, dispatched to SGS in June 2007 and analysed in August 2007. Howe has reviewed the digital assay certificates relating to these samples but has not reviewed the hardcopy certificates and all data provided to Howe is assumed correct and unmodified.

Three sample batches of 53, 54 and 26 samples were sent to SGS and analysed for a suite of 50 elements. Up to 2 internal laboratory standards were inserted into the sample stream for each batch of samples and duplicate assays were undertaken for up to 2 samples per batch.

Uranium assays from SGS were compared to those obtained by ALS and comparative statistical analysis undertaken for uranium data. On the whole, assays returned by SGS correlate well with those obtained by ALS however 21% of SGS assays returned grades $> +/-10\%$ of those reported by ALS, from all grade ranges. However, a review of sample data scatter plots of three grade ranges ($<0.03\%$U, $>0.03\%$U and $< 0.10\%$U and $>0.10\%$U shows an $R^2$ value of 0.970, 0.946 and 0.961 respectively, with an overall value of 0.989, which suggests acceptable correlation and is considered satisfactory. AMEC Consultants have undertaken a review of this QA/QC data and concluded that there is adequate agreement between ALS and SGS results below 1.0%U ($R^2 = 0.992$) and a low, but acceptable bias on results above 1.0%U suggesting that SGS are likely to underestimate high grade U grades rather than overestimate them as compared to ALS Chemex. Howe concurs with this conclusion.

Following the completion of the current resource estimate for the project, as detailed in the June 2007 report, an independent audit of the resource was undertaken by AMEC Consulting (UK) as a pre-requisite to Tournigan making a decision to commission a scoping or a pre-feasibility study for the project. During this review, a number of resource sensitivities were identified in the following areas,

- Verification of historical data

- Data Compositing

- Top-cut analysis

- Interpolation search ranges

- Geological/Structural Model

- Density Determination

The updated resource estimate for the project, completed in November 2007 commenced with a review of input data, geological interpretations, wireframe domains and interpolation parameters and refinements were made to; 3D wireframe solids; interpolation parameters and estimation strategy.

Available data, as described in the June 2007 report to which the reader is referred, was reviewed following the independent audit. In April 2007, data files were imported into Micromine to form the Kuriskova database. The data files, comprising collated collar, survey, assay geology and geophysical data for all drill holes were compiled on site by Tournigan personnel and presented to Howe for review. Data pertaining to historical drilling, as described in the June 2007 report could not be verified or validated by Howe, but following discussions with on-site personnel and a review of the data at that time, it was assumed to be valid as presented.

Subsequent review of historical gamma logging data highlighted some inconsistencies in some down-hole intervals applied to historical radiometric uranium grade values used in resource estimation. These errors are thought to have occurred during the data collation stage prior to routine data checking functions in Micromine software, which did not pick up any errors. Historical radiometric data was collected at 0.1m down-hole intervals and these intervals were applied to historical data imported into Micromine software prior to resource estimation. However, collated data files presented to Howe in April 2007, believed to be radiometric data at 0.1m down-hole intervals, comprised radiometric data composited to form anomalous uranium zones with down-hole intervals that were found to be greater than 0.1m.

Therefore, the assay database was reconstructed by first sourcing raw data files for each hole, and merging this uncomposited, raw historical radiometric uranium grade data with validated sample assay data from 2005/06 drilling to create a corrected database for use in resource estimation.

The development of mineralised domains, as detailed in the June 2007 report was initiated following a review of the geological sections as presented to ACA Howe by Tournigan and depicted on the plans and cross sections provided (Appendix 1 of the June 2007 report). Cross sections provided by Tournigan as AutoCAD drawing files (.dwg) files were converted to drawing exchange format (.dxf) files and imported into Micromine. These sections were then displayed in 3D space along with drill hole traces, coded down hole geology and uranium assay data and each of the mineralised zones interpreted.

As detailed in the June 2007 report, 3 mineralised domains have been interpreted and comprise the main zone, andesite hosted hanging-wall zones (sub-domained into andesite1-5) and a mineralised zone associated with fault 614.

Following a review of domaining as part of the independent audit, and in the light of revised down-hole mineralised intervals which have been used to update and refine these mineralised domains, there have been modifications to some domains, including sub-domaining out the Andesite 1 domain into two sub-domains (Andesite 1 and 1B) and Andesite 5 into 3 sub-domains (Andesite 5A, B and C). The main zone domain (hosting 77% of the reported resource) has also been refined. These refinements to the domain models have resulted in volume changes for all domains.

Previously, a single main zone of mineralisation was defined and interpreted as continuous (albeit displaced) across the J-8 fault and the fault zone believed to be mineralised. A recent review of the geological model suggests that Fault J-8 is not mineralised and as such the domain model should be improved and the main zone of mineralisation interpreted as two separate sub-domains either side of the J-8 fault to better honour the geological model. This was adopted and new wireframe sub-domains created (Main Zone North and Main Zone South) to honour the new domain model.

The mineralised zones interpreted are summarised in the table below, with updated information shown in italics,

| Domain | Description | Sub-Domains |
|---|---|---|
| **Main Domain** | Laterally continuous strata-bound basal mineralised zone, occurring at the main meta-andesite/meta-sediment contact. | *Main Zone North: basal mineralised zone north of the J-8 fault*<br>*Main Zone South: basal mineralised zone south of the J-8 fault* |
| **Hanging Wall Andesite Domain** | Largely semi-continuous, though often discrete mineralised zones hosted within hanging wall meta-andesite. | *Andesite1and 1b*: stratigraphically above the main domain, south of J-8 and below 614<br>**Andesite2**: andesite 1 north of J-8<br>**Andesite3**: discrete zone, stratigraphically above Andesite4, north of J-8 and below 614.<br>**Andesite4**: discrete zone, stratigraphically above andesite2, north of J-8 and below 614.<br>*Andesite5A, B and C*: minor, discrete stacked zones, the continuation of andesite1, north of J-8 and above 614. |
| **Fault 614 Hosted Domain** | Discrete, sub-horizontal fault hosted mineralised zone. | None. |

Domain wireframes constructed from updated strings were reviewed and refined where necessary to minimise the dilution in some domains (particularly in hanging wall andesite hosted domains) from the inclusion of intervals of internal waste. This has resulted in lower volume wireframe envelopes for the andesite1, 2 and 4 domains (21% of the reported deposit tonnage).

The main zone wireframe was reviewed in the light of the refined geological interpretation that the J-8 fault zone-e is not mineralised, and re-interpreted as two separate wireframes either side of the J-8 fault with neither wireframe extending across the fault. This has resulted in a 2.1% reduction in the total main zone volume as compared to figures reported in the June 2007 report.

|  | May-07 | Oct-07 |  |
|---|---|---|---|
|  | WF volume | WF volume | diff% |
| MAINZONE | 1347138 | 1335798.94* | -2.1 |
| AND1 | 1280268 | 721628** | -44 |
| AND2 | 449725 | 384089 | -15 |
| AND3 | 32474 | 40688 | 25 |
| AND4 | 210103 | 192964 | -8 |
| AND5 | 20697 | 55434*** | 168 |
| FT614 | 29065 | 36833 | 27 |

\* total of Main Zone North and South sub-domains
\*\* total of Andesite 1 and Andesite 1b sub-domains
\*\*\* total of Andesite 5A, B and C sub-domains

The recent independent audit highlighted the use of 0.1m composites as a resource sensitivity, suggesting that a more appropriate composite interval should be considered, that is larger than the majority of sample intervals.

Following the reconstruction of the assay database, that has resulted in the average down-hole interval being somewhat larger than 0.1m, and considering the findings of the independent audit, the composite interval length was revised and composites of 0.5m are considered more robust for use in this resource update, to honour the block size and better inform the block grades of blocks in the resource block model.

As detailed in the June 2007 report, no top-cutting of uranium, molybdenum or copper grade data was undertaken in any domain and therefore grade data used in the interpolation remained un-cut. Top cut analysis is usually performed on composite data from all domains prior to modeling however, given the relatively few number of sample assays with which to define an appropriate top-cut, it was decided to leave the data un-cut for the purposes of resource estimation, but this was flagged as a sensitivity.

Following the independent audit, further consideration has been given to high-grade outliers in preparation for consideration of the resource model in Scoping Study work, and their impact on block grade estimation. This analysis was undertaken to assess the influence extreme grade outliers have on the sample population within each domain. Whilst extreme grades are real, their influence in interpolation may overstate the local block grades in some parts of the deposit. The influence of high grade outliers is only relevant within the Main Zone North sub-domain. A review of composite sample grades, sorted in ascending order and the sample grade histogram suggests an inflection point and breakdown of the histogram tail occurs at 5.49%U, and as such, this value was taken to be the top-cut value. Imposing a top-cut for the Main Zone North sub-domain has resulted in two composite assay outliers (9.52%U and 7.132%U) being cut to 5.49%U.

Howe flagged bulk density as a resource sensitivity in the June 2007 report and suggested that the blanket use of 2.72g/cm3 in all domains may be overestimating or underestimating contained tonnages and may be significant.

Following the June 2007 report, scanned lab report images of core density measurements from historical drill holes were available for review during the independent audit and comprised 8 samples from the mineralized basal tuffs (average 2.71 g/cm$^3$), 3 samples from the footwall sediments (average of 2.55g/cm$^3$) and 7 samples from the hanging wall andesites (average 2.66g/cm$^3$) totaling 18 samples. Given that the main zone mineralized domain straddles the basal sediment-tuff contact, a density half way between 2.55g/cm$^3$ and 2.71g/cm$^3$ was applied to the main zone domain, i.e. 2.63g/cm$^3$. All other domains were assigned the average value of hanging-wall samples, i.e. 2.66g/cm$^3$.

The values of 2.63g/cm$^3$ applied to the main zone domain, and 2.66g/cm$^3$ applied to hanging wall domains have been used in the updated resource estimate for the project which has resulted in a lower tonnage estimate for the resource. Howe considers these revised density values more accurate than the value quoted in the June 2007 report and believe they more accurately reflect the density contrasts of mineralized domains, based on available data. However, Howe recommends that ongoing additional sampling should be undertaken during current drilling activities to generate additional density data that can be used to further refine domain densities.

The June 2007 interpolation strategy is contained in the table below;

| Interpolation Method | Inverse Distance Squared Weighting | | | |
|---|---|---|---|---|
| Interpolation Run # | 1 | 2 | 3,4 & 5 | |
| Search Radii* | 2/3 range in main directions | Equal to the range in main directions | 2x, 3x and 4x the range in main directions | |
| Range (m) First Direction | 67 | 100 | 200,300 and 400 | |
| Range (m) Second Direction | 67 | 100 | 200,300 and 400 | |
| Range (m) Third Direction | 17 | 25 | 50,75 and 100 | |
| Min no. of Samples | 3 | 3 | 1 | |
| Max number of Samples | 16 | 16 | 16 | |
| Min no. of Drill holes | 2 | 2 | 1 | |
| Discretisation | 2*2*2 | 2*2*2 | 2*2*2 | |

During the independent audit, the interpolation strategy was questioned specifically concerning the lack of a maximum search constraint applied to uranium grade interpolations described in the June 2007 report. Successive interpolations were run on each domain until all blocks within that domain received an interpolated grade, and for the main zone and andesite1 domains, up to 6 separate runs were undertaken before all blocks were captured meaning some block grades were informed by sample data up to 500m away from the block centre, considered unrealistic.

It should be noted that whilst an extrapolation constraint was not applied to the interpolation, the updated wireframes, which constrain the block model, are themselves the defined limits of grade continuity and therefore it seems reasonable to suggest that all blocks within these limits receive an interpolated grade.

Following the refinement of the main zone domain wireframe, which was updated and split into two distinct sub-domains either side of the J-8 fault, a total of 4 interpolation runs were completed for main zone north domain blocks, and 5 runs completed for main zone south domain blocks, representing a maximum search distance of 300m and 400m respectively. In all other domains a maximum search range not exceeding 300m was required to interpolate all blocks. In the main zone north domain (containing the majority of the reported resource), 99% of blocks were captured during the first three runs (maximum 200m), the value is 86% for main zone south blocks.

Uranium grade was interpolated into the block models on a domain basis. Blocks within each domain were assigned an interpolated grade using only those assays that occurred within each domain (i.e. a closed interpolation).

For each domain, the parent block IDW$^2$ interpolation technique was used and interpolation performed at different search radii until all blocks within each domain received an interpolated grade. The search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing, geological continuity and domain characteristics.

A separate interpolation for molybdenum and copper was undertaken using assay data from recent drilling only, as this is the only data available. Molybdenum and copper concentrations were investigated as potential by-products for the deposit. It should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements.

Nevertheless as a preliminary study, these elements were interpolated into main zone domain blocks only, as this domain shows the most continuity. Molybdenum and copper interpolation was undertaken using the same parameters as for uranium. It should be noted that significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products. Samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium.

Classification, or assigning a level of confidence to Mineral Resources has been undertaken in strict adherence to the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to above, and follows the Micromine Consulting Resource Modelling Standard Procedures (2001).

Classification of interpolated blocks is undertaken using the following criteria;

- Interpolation criteria based on sample density, search and interpolation parameters.

- Assessment of the reliability of geological, sample, survey and bulk density data.

- Assessment of grade continuity at each deposit.

- Drilling and sample density.

The refined November 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, uncertainties that exist as to the validity of historical radiometric data for use in resource estimation and relatively few raw assays available for interpolation.

The updated resource estimate (November 2007) is summarized below for each domain at a 0.03%U (0.035% $U_3O_8$) cut-off. In addition, the Main Zone North domain resource (76% of the total reported resource) is tabulated at a variety of cut-offs;

| Report Cut-off[1] | Domain[2] | Category[3] | Density (t/m3)[4] | Tonnes (Mt) | U%[5] | U$_3$O$_8$%[5] | Mo%[5] | Cu%[5] | Mlbs U$_3$O$_8$ |
|---|---|---|---|---|---|---|---|---|---|
| >0.03%U | Main Zone North | INFERRED | 2.63 | 2.170 | 0.487 | 0.575 | 0.115 | 0.073 | 27.50 |
| >0.03%U | Main Zone South | INFERRED | 2.63 | 1.165 | 0.113 | 0.133 | 0.018 | 0.022 | 3.42 |
| >0.03%U | HW Andesite1 | INFERRED | 2.66 | 0.782 | 0.128 | 0.151 | N/A[6] | N/A[6] | 2.60 |
| >0.03%U | HW Andesite1B | INFERRED | 2.66 | 0.006 | 0.090 | 0.107 | N/A[6] | N/A[6] | 0.01 |
| >0.03%U | HW Andesite2 | INFERRED | 2.66 | 0.515 | 0.093 | 0.110 | N/A[6] | N/A[6] | 1.25 |
| >0.03%U | HW Andesite3 | INFERRED | 2.66 | 0.027 | 0.068 | 0.080 | N/A[6] | N/A[6] | 0.05 |
| >0.03%U | HW Andesite4 | INFERRED | 2.66 | 0.191 | 0.051 | 0.060 | N/A[6] | N/A[6] | 0.25 |
| >0.03%U | HW Andesite5A | INFERRED | 2.66 | 0.051 | 0.283 | 0.334 | N/A[6] | N/A[6] | 0.38 |
| >0.03%U | HW Andesite5B | INFERRED | 2.66 | 0.022 | 0.221 | 0.261 | N/A[6] | N/A[6] | 0.13 |
| >0.03%U | HW Andesite5C | INFERRED | 2.66 | 0.074 | 0.089 | 0.105 | N/A[6] | N/A[6] | 0.17 |
| >0.03%U | Fault 614 | INFERRED | 2.66 | 0.097 | 0.212 | 0.250 | N/A[6] | N/A[6] | 0.53 |
| **>0.03%U** | **ALL** | **INFERRED** | | | | | | | **36.29** |

[1] A lower cut-off grade of 0.03% U (0.035%U$_3$O$_8$) was chosen by considering the natural grade boundary of the domain wireframes.
[2] Wireframe domains.
[3] Given the current broad spaced low density over the project, uncertainty that exists regarding the validity of historic radiometric logging, and identified interpolation sensitivities, all resources are classified as INFERRED resources under CIM guidelines (note that inferred resources cannot be used in reportable economic evaluation. Mineral resources are not reserves and therefore do not have demonstrated economic viability).
[4] A density of 2.63g/cm$^3$ has been applied to blocks within the Main Zone North and Main Zone South domains. A value of 2.66g/cm$^3$ has been applied to all other domain blocks. These updated density values are derived from a review of historical laboratory density reports.
[5] A top-cut of 5.49% has been applied to uranium grade estimation of the Main Zone North domain only. Top-cutting of grade data in all other domains is not required. Mo% and Cu% data remains uncut for all domains as there is insufficient data with which to accurately establish an appropriate top-cut for these elements.
[6] Insufficient data exists to accurately interpolate Mo% and Cu% in to blocks of these domains.
U% assay values have been converted to contained U$_3$O$_8$ using a conversion factor of 1.17924
Values for tonnage and grade are rounded to three decimal places. Values for contained uranium are rounded to two decimal places

| Domain | Cut-off Grade (%U) | Density (g/cm$^3$) | Volume (m$^3$) | Tonnes (Mt) | U% | U$_3$O$_8$ | U$_3$O$_8$ (Mlbs) |
|---|---|---|---|---|---|---|---|
| MAINZONE N | 0.02 | 2.63 | 835934 | 2.20 | 0.481 | 0.568 | **27.51** |
| MAINZONE N | 0.03 | 2.63 | 825253 | 2.17 | 0.487 | 0.575 | **27.50** |
| MAINZONE N | 0.04 | 2.63 | 804159 | 2.11 | 0.499 | 0.589 | **27.45** |
| MAINZONE N | 0.05 | 2.63 | 767078 | 2.02 | 0.521 | 0.615 | **27.33** |

The November 2007 update of resources for the Kuriskova project predicts a 44% reduction in overall tonnes and a 28% reduction in total contained pounds of uranium as compared to the June 2007 resource estimate. Specifically, the November estimate for the Main Zone Domain (which contains 76% of the total resource) predicts a 7% reduction in contained tonnes, 15% reduction in uranium grade and 21% reduction in overall contained pounds of uranium as compared to the June 2007 estimate.

Following completion of the June 2007 resource estimate, AMEC (UK) undertook an independent review of the Kuriskova resource, and recommended several modelling sensitivities, some of which were highlighted in the Howe June 2007 report, be addressed prior to considering a decision to commission a scoping or pre-feasibility study for the project. Accordingly, a review of drilling data, geological model, geological domaining, data compositing, top-cut analysis and interpolation parameters was undertaken by Howe and refinements made to these parameters prior to undertaking the updated resource estimate, which Howe believes is a more reliable estimation of resources, which can be used to inform the decision as to whether to commission a Scoping Study for the project and assess the project's development potential.

The significant reduction in contained resource for the project, as predicted by the November 2007 estimate is attributed to a number of factors which have influenced both the tonnage and the grade calculations. Refinement of the geological model, including the sub-domaining of the Main Zone domain into two distinct areas, and the refinement of grade wireframes, resulting in significant volume reductions for some domains, has influenced the tonnage calculation along with the application of more accurate bulk density data. The application of a top-cut value of 5.49%U to composite grade data, more appropriate sample compositing prior to estimation and the interpolation of grade into refined domain blocks has all influenced the grade calculation but provided a more robust estimate of uranium grade.

The Howe November 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, relatively few raw assays available for interpolation and broadly defined directions of grade and geological continuity. Although currently defined as an inferred resource, current ongoing infill drilling over the upper portion of the Kuriskova deposit (at the time of reporting, 20 holes for 6,225m of drilling had been completed) should provide valuable additional drill data for the project with which to further refine the geological model and future resource estimates and facilitate conversion of some parts of the currently defined inferred resource to indicated resources under CIM guidelines. Initial radiometric readings from the first 20 holes drilled during 2007 suggest mineralised zones have been intersected in the majority of holes, which likely indicates that this infill drilling will have a favourable impact on future grade estimations for the project.

Work to date, including a review of resource sensitivities following the June 2007 resource estimation suggests that the Kuriskova deposit can be regarded as an inferred resource but that more exploration work is recommended in order to improve the level of confidence that can be applied to all aspects of the resource model, such that future resource estimates can include indicated and measured resources. Howe endorses the current phase of drilling being undertaken Tournigan and to be completed in late 2007, as appropriate next stage resource development drilling at the current stage of advancement of the project. Tournigan's planned 2007 drilling program is outlined below,

- 8,000m of drilling to infill the near-surface portion of the currently defined resource, with 30m spaced drilling from surface to around 300m vertical depth.

- 2,500m of drilling to test the potential for continuation of uranium mineralization over an additional 100-150m down-dip and 100-150m down-plunge to the northwest.

Total contract drilling and assaying costs have been estimated by Tournigan to total C$2.5 million.

Aside from the planned outcomes as described above, the current drilling being undertaken will add a substantial volume of geological, geotechnical and geochemical data to the project database that should be used to refine the current geological model and further improve the level of confidence applied to the resource model for use in Scoping Study work. Although refinements have been made to some estimation and interpolation parameters as part of the November 2007 resource update, which has improved the reliability of the estimate, the following recommendations are outlined, which should be considered, in the light of new data and prior to a re-estimation of resources, planned for 2008 following completion of the current drilling program.

**ACA HOWE INTERNATIONAL LTD**

- The block size of 5m × 5m × 1m, although small is considered adequate at this stage of advancement of the project given the narrow thickness of mineralised zones, overall geometries of each domain and by considering a possible base case mining method of under-cut and fill selective mining of relatively small blocks. However, interpolation over large distances into relatively small blocks has resulted in often variable estimation of local block grade compared with overall deposit grade. Therefore the Howe November 2007 resource should be considered a global estimate and significantly more drilling is required (which is partly being met by the current infill drilling program) to provide sufficient data density to better define a more appropriate block size and to more reliably estimate local block grades and consider selective mining.

- The refined geological model has improved the understanding of mineralised zone characteristics and geometries such that a reasonable level of geological and grade continuity can be assumed. However, closer spaced drilling should allow the influence of numerous cross-cutting faults over the project area to be better understood and to provide additional drilling information for use in variographic analysis and to further refine the interpolation parameters.

- Data from two different sample supports have been used in the 2007 resource estimate. In order to fully validate the inclusion of down hole radiometric data in any future resource estimation work following additional drilling, it is highly recommended that a comparative study be undertaken statistically evaluating down hole radiometric logging with corresponding sample assays. If no reliable correlation can be established, additional drilling may be required in areas of the deposit informed by historical holes, so that more reliable (sample assay) data can be collected from these areas of the deposit.

- It is recommended that following additional drilling and the collection of additional data, statistical evaluation of the current domains should be reviewed and improvements made to the domain model. With additional drilling and more sample data, variographic analysis should be undertaken to refine the current search parameters and ranges used in the interpolation and in addition, top-cut analysis should be revisited to assess the influence of high-grade outliers in statistical evaluation of each domain.

- Although molybdenum and copper were interpolated into the block model for the main mineralised zone, it should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium.

Besides the further detailed evaluation of the Kuriskova deposit, it is recommended to undertake additional grass roots type exploration within the licence area. This is especially the case in the SE part of the license area, where former systematic exploration did not cover. At the time of reporting, Tournigan are planning additional exploration work to compliment their planned resource development strategy, to include airborne radiometric and magnetic geophysical surveys followed by ground geophysics and prospecting to generate priority drill targets. A detailed proposal for this work has not been reviewed by Howe but this planned work represents logical exploration planning of untested areas of the license.

## 2. INTRODUCTION

In November 2006, ACA Howe International Limited ("Howe") were engaged by Tournigan Gold Corporation to undertake a Canadian National Instrument 43-101 report on the Kuriskova Project, Slovakia ("Technical Report for the Kuriskova Uranium Project, Slovakia", dated June 2007, referred to herein as the "June 2007 report") which detailed material changes to the project following additional drilling activities at the project and detailed a revised resource estimate from that which was reported by Howe in its previously filed NI 43-101 report ("Technical Report of the Jahodna Uranium Project, Slovakia" dated March 2006, referred to herein as the "2006 report") in the light of new drilling data.

This technical report, prepared by Mr Galen White, Senior Geologist (Resources) and full-time employee of ACA Howe, is an update of the June 2007 report and details improvements to the geological model for Kuriskova, a review of input data to estimation, additional assay QA/QC activities undertaken by Tournigan on their 2005/06 drill core samples and refinements made to modelling parameters used to calculate resources following an independent audit of the current resource estimate, undertaken by AMEC Consulting (UK) between July and October 2007 as part of Tournigan Gold Corporation's consideration to commission a scoping study on the project.

This report details changes made to the geological model and refinements made to modelling parameters used in the June 2007 resource estimate in the light of the AMEC review, which recommended several modelling sensitivities be addressed prior to considering a decision to commission a scoping study for the project.

No new site visits have been undertaken by Howe since April 2007 and details relating to property description, history, geological setting, mineralisation style, historical exploration, sampling, and data validation remain current and are described in detail in the June 2007 report, to which the reader is referred.

### 2.1. INFORMATION SOURCES

In addition to raw data provided by Tournigan, the main sources of information used in the compilation of this report were the following:

- **Technical Report for the Kuriskova Uranium Project, Slovakia, June 2007**, 43-101 Technical Report, Pelham. D., White G., ACA Howe International Limited.

- **Technical Report of the Kuriskova Uranium Deposit, March 2006**, 43-101 Technical Report Pelham D., White G., ACA Howe International Limited.

- **Calculation of Reserves, Deposit Kosice I, U-Mo Ore April 2005**, Daniel J., Bartelsky B., unpubl. company report by Kremnica Gold Corp.

- **Resolution on Granting of the Exploration Licence,** March 21 2005, issued by Ministry of the Environment of the Slovak Republic, Geology and Natural Resources Dept.

- **Technological Research of U-Mo ore from Kuriskova Site, 1993**, Kopecky J., unpubl. report by MEGA, joint stock company Strazpod Ralskem, Czech Republic.

In addition to these sources, which specifically concerned the Kuriskova deposit, a number of other sources and references were used, which are listed at the back of this report.

## 3.   RELIANCE ON OTHER EXPERTS

Much of the content of this report relies on English translations of previous reports and recent data collection methodologies in Slovak, which have largely been translated by Tournigan personnel, in particular that by Daniel (2005). While it is felt that previous work undertaken in the area, in general, probably conformed in detail to the exploration and evaluation regulations in force in Slovakia at that time (e.g. official mining directorates of 1989 and 1992), there is probably much detail of past work that has not yet been translated into English, so was difficult to obtain or evaluate for the purposes of this report. Such data would include details of down-hole radiometric logging of holes drilled prior to 2005 and methodologies relating to exactly how equivalent grades of uranium were derived historically from down hole geophysical gamma logs, using a number of coefficients and factors which appear to have been based on past uranium exploration / mining history in the area.

In addition to these, conversations were had, through an interpreter, with a number of Slovak technical personnel who had previous involvement with the Kuriskova project. In particular, these included Mssrs. Jozef Daniel and Ladislav Novotny. In addition, much general information of the former Czechoslovakian mining industry was gained from Dr. Boris Bartalsky, currently Tournigan's Country Director in Slovakia.

Since the authors only spent limited time in Slovakia, heavy reliance has been placed on the various sources of data listed above.

## 4.   PROPERTY DESCRIPTION AND LOCATION

The full title of the current exploration license refers to "Cermel-Jahodna – U-Mo, Cu ores", and it was granted on March 21$^{st}$ 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The project is located in East-Central Slovakia (Figure 1) and the full area of the license is shown in Figure 2. This area amounts to 31.75 km$^2$ in surface area. The period of validity of the licence is four (4) years. The name and "code" of the region is Kosicky 8, and the name and code of the counties are Kosice I - 802, Kosice III - 803, and Kosice – okolie  - 806. The names and numbers of the cadastral areas are shown on the table below:

| No | The No. of the Cadastral Area | The Name of the Cadastral Area | The Name of the Village | Relative Ratio of the Villages % | Cost SKK |
|---|---|---|---|---|---|
| 1 | 827207 | Čermeľ | Košice -mestská časť Sever | 51.59 | 24,763 |
| 2 | 827428 | Myslava | Košice -mestská časť Myslava | 9.20 | 4,416 |
| 3 | 802123 | Baška | Baška | 7.09 | 3,403 |
| 4 | 827606 | Košická Belá | Košická Belá | 20.93 | 10,046 |
| 5 | 841129 | Nižný Klátov | Nižný Klátov | 6.41 | 3,077 |
| 6 | 871516 | Vyšný Klátov | Vyšný Klátov | 4.78 | 2,295 |

**TABLE 1. NAMES AND NUMBERS OF CADASTRAL AREAS**

**ACA HOWE INTERNATIONAL LTD**



**FIGURE 1- SLOVAKIA ROAD MAP**
For Tournigan Gold Corporation, Kuriskova Uranium Project, Slovakia.

A C A Howe International Limited

**GEOLOGICKÁ MAPA KOŠICKÁ BELÁ - MYSLAVA**
MIERKA M = 1 : 10 000
ZOSTAVIL: F. MIHÁĽ
1994

Vysvetlivky
*Explanations*

Kvartér
*Quternary*

Terciér
*Tertiary*
Neogén
*Neogene*

Mezozoikum
*Mesozoic*
Spodný trias
*Lower Trias*

Mladšie paleozoikum — vrchný perm
*Late paleozoic — late Permian*

Spodný perm
*Lower Permian*

Košické súvrstvie
*"Košieke" formation*

Líniové značky
*Symbols of line*

N

1 : 10 000



FIGURE 2- KURISKOVA GEOLOGICAL MAP
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

**GEOLOGICKÁ MAPA**
**KOŠICKÁ BELÁ - MYSLAVA**

According Geogical Map Created by F. MIHÁĽ, 1994

| | |
|---|---|
| Prepared for: KREMNICA GOLD, s.a. | Prepared by: KORAL, s.r.o. |
| Date: March 2005 | Processing: KORAL, s.r.o. |
| GEOL. 1 | Scale: 1 : 10 000 |

The license area, which is a single, contiguous area, is shown in some detail in Figure 2, which shows UTMs using the Krovak – Gaussian equiangular conic projection. The coordinates of the licence area are given as:

| Point No. | Y | X |
|---|---|---|
| 1 | 268 31000 | 1 241 45000 |
| 2 | 274 59000 | 1 229 34000 |
| 3 | 273 70000 | 1 228 60000 |
| 4 | 268 20000 | 1 234 68000 |
| 5 | 266 81000 | 1 241 56000 |

**TABLE 2. COORDINATES OF KURISKOVA LICENSE AREA**

The "conditions" of the exploration licence are shown below:

The holder of the exploration licence:
1. will perform the geologic works in accordance with the project of the geological work that was submitted with the application on granting of the exploration license and the holder will perform the geological works in compliancy with the geological law and other legal regulations.
2. will prepare the final report in compliance with §14 of the geological law and will submit to ministry the calculation of the resources for the approval, in compliancy with § 16 par. 2
3. will send the approved final report to geological survey of Dionýz Štúr Bratislava for archiving in compliance with §17 of the geological law.
4. will submit the annual report of the geological work with the results of special geological works and spent money on exploration up to six weeks after the end of the year.
5. will follow the requirements of nature and land protection pursuant the law,
6. will cut the trees out of the wood territory if necessary and ask the resident village for permission pursuant the law,
7. will secure the places of holes against fuel leakages into the underground or surface water and surrounding,
8. will clean the field and put it into the previous conditions after finishing of geological works,
9. will keep regulations of the law Nr. 364/2004 about waters
10. will require demarcation of protective zone by resident water company if any technical works needed
11. will ask for statement the resident company if any technical works in the area of holiday and sport centre
12. will keep the law about using of agricultural land and control of pollution of the environment,
13. will ask for the statement the resident keeper of Bukovec water tank which provides local villages Košická Belá, Vyšný Klátov with water,
14. will keep the law about forests,
15. will follow the various regulations about protection of the forest land reserves,
16. will announce the geological works in the Protective deposit area Košice VI. to the resident company Uranpres, s.r.o. Spišská Nová Ves pursuant to the regulations set by the Slovak mining bureau,
17. will announce the existence of the mineral water and gas resources to the Ministry of Health up to 15 days since found pursuant to the law,
18. will follow the law if any archaeological findings,
19. will not realize any geological works where any cultural sights,
20. will ask for statement from the local municipality in Košice – landed estate department before any geological works,
21. will ask for statement where any roads of the II. and III. type the local municipality in Košice,
22. will ask for statement the Slovak gas industry before any geological works,

**ACA HOWE INTERNATIONAL LTD**

23. will keep various standards and the law about power industry,
24. will ask for statement the Slovak Telecom a.s.,
25. will respect the water managing objects and lines of protective zones of the water resources,
26. will not realize technical works in the protective zones of water resources,
27. will ask for statement East-Slovak water company, Košice before any geological works,
28. will keep valid standards and regulations if dealing with dangerous substances to prevent any pollution of surface and underground waters while geological works,
29. will ask for statement the East-Slovak power company before any geological works.

To the knowledge of the authors, all appropriate obligations have been fulfilled by the licence holder, prior to commencement of exploration works on the licence area.

Within the exploration licence in question, there is one known mineralised zone, which is the Kuriskova deposit, which was historically drilled and evaluated by Uranpres. Within the licence area, there are no known mine workings, existing tailing ponds, waste deposits or other workings relating to previous exploration or mining.

Other than the above annual licence payment, the authors are not aware of the terms of any royalties, back-in rights, or other agreements and encumbrances to which the property is subject. All the known environmental liabilities, and permits that must be acquired to conduct the work proposed for the property, are listed above. As stated above, to the knowledge of the authors, all appropriate contractual obligations have been fulfilled by the licence holder, and all necessary permits have been acquired, prior to commencement of exploration works on the licence area.


## 5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Kuriskova property is situated in East-Central Slovakia (see Figure 1). Topographically, the region forms part of the Western Carpathian mountain chain. Locally the hilly terrain is part of the Volovec Hills, in more detail the Kojsovska Hola. Around Kuriskova, the ridges trend NW-SE and the topography is quite incised, with hills up to around 650m above sea level and valley floors typically down to some 500m above sea level (in the immediate area of the project).

The actual surface is undulating, with little or no outcrop and deep soil cover of many metres depth. The vegetation is a type of mature mixed woodland, being made up mostly of broadleaved types (e.g. beech), but also lesser conifers. The forest is in fact part of a forestry reserve, though according to Tournigan staff in Slovakia, this should not pose a prohibitive problem with regard to planning permission for exploration or mining development activities.

The Kuriskova property lies quite close to (less than 300m south of) the regional main road (No. 547) between Kosice in the SE and Spisska Nova Ves in the NW. From this main road, a network of minor unsealed tracks traverse the forest and give access to the project area.

The Kuriskova property is situated some 5 km NW of the city of Košice, a regional centre in East-Central Slovakia (see Figure 1). It is situated outside the town lands of Košice. A seasonal ski resort (referred to as "Jahodna Chalet") occurs further to the NW along the same range of hills.

The climate is essentially Central European, but is moderated by altitude (i.e. the project is in hilly terrain at around 600m altitude). In effect this gives the area cold winters, with snow on the ground between about December and March. According to the Slovak Encyclopaedia the mean January temperature is around $-5^0$ C, and the mean July temperature is $19^0$ C. Total annual precipitation is 700 to 800 mm, with over 30 mm precipitation falling as snow in January. Records indicate that snow lies on the ground for over 80 days per year (generally January to March). With access to the project area by unsurfaced tracks, the snow cover is expected to cause periodic difficulties with access during the winter months, probably most particularly during the spring thaw.

While the existing surface rights are sufficient for exploration purposes, it is not known whether they are completely sufficient for all aspects of a mining operation. The surface area is undulating and hilly, and it is not yet established whether there is sufficient suitable and reasonably level ground for potential waste rock and tailings storage areas (such aspects would more appropriately be covered in a scoping study concerned with mining aspects).

A small stream of intermittent flow drains NE along the valley traversing the Kuriskova deposit, flowing into the Cermel valley which lies to the NE side of the hill range. Another larger river (the Vrbica) occurs approx. 1 km to the west, bounding the hills on the west side. The Vrbica and Cermel rivers are tributaries of the Hornad river, which flows southwards past Košice. Apparently, electric grid power occurs in the area, though the exact distance from site is not known at present.

Up to the time of the so-called Velvet Revolution in 1989, Czechoslovakia had a large, state-funded mining industry, most of which closed down when state funding was withdrawn following the demise of the communist system. For this reason, it is likely that Slovakia still contains a significant number of trained mining personnel e.g. from the old Novoveska Huta mining operation, which was operated some 40-50 km north west of Kuriskova, and close to the town of Spisska Nova Ves.

## 6. HISTORY

Up to the time of the demise of communism in 1989, all uranium exploration and mining in Czechoslovakia was conducted by the State-owned organisations, such as KORA, CSUP and URANPRES. All early exploration work on the Kuriskova property was undertaken by these organisations. Following the country's return to the market economy system, and the subsequent separation of Slovakia and the Czech Republic, very little work has been undertaken on the Kuriskova property. Tournigan Gold Corporation acquired the Kuriskova property in 2005.

The Kuriskova deposit was discovered in 1985, following a regional uranium exploration programme undertaken by the Czechoslovakian KORA and CSUP groups. Regional airborne radiometric surveys had delineated radiometric anomalies on surface, which were followed up by ground radiometric surveys, geological mapping and trenching. Thereafter, systematic diamond drilling was used to investigate ground radiometric anomalies. The Kuriskova deposit, which is partially blind and therefore does not outcrop at surface except as discontinuous zones of low-level mineralization, was discovered by routine diamond drilling of surface anomalies. It was thereafter drilled by Uranovy Prieskum (URANPRES), though the exploration programme was cut short by the political events following the 1989 Velvet Revolution.

In all, some 17,000 m of drilling were undertaken in 53 holes on and around the property. Most of the drilling was by conventional (i.e. pre-wireline) diamond drilling. The thin-walled drill strings deviated considerably during drilling, and core recovery was generally poor (overall around 50%). To compensate for this poor core recovery, down-hole radiometric logging was routinely used on all the drilling in the Kuriskova area and it seems to have worked very well. Conversion formulae were developed based on different factors and coefficients which were derived from previous uranium exploration and mining experience from nearby uranium projects (e.g. Novoveska Huta), in order to convert down hole radiometric measurements into equivalent in-situ uranium grades. This down hole work compensated at least in part for the poor core recovery, which resulted in an incomplete assay database for the project. Although the down hole radiometric logging methodology seems to have worked well, ACA Howe are unable to validate this data and issues remain as to the validity of including this data in resource estimation work.

To summarise the effectiveness of the historical exploration, it has to be said that it is to the credit of the former Czechoslovakian state exploration companies that the Kuriskova deposit was discovered at all. The deposit itself does not outcrop near to surface, though its distal peripheral margins do sub-outcrop at surface, and gave sufficient radiometric response for it to be identified as a radiometric anomaly detected during airborne, and ground radiometric surveys and with a hand-held scintilometer on outcrop. Soil cover at surface was generally too deep for surface mapping, trenching and pitting to be effective other than to generate drill targets, so the best way forward was found to be systematic drilling to investigate the depth extensions of the surface anomalies. In all, several thousand metres of diamond drilling from surface were used as a regional exploration methodology, before the discovery of the Kuriskova deposit itself.

However, while the former Czech exploration enterprises are to be commended on the systematic and persistent approach which led to the Kuriskova discovery, they also encountered considerable difficulties during the more detailed evaluation stages. Since the depth of the Kuriskova deposit meant that drilling was to be the main evaluation method, a heavy reliance was put on deep diamond drilling programmes. The main problems here revolved around not only the depth of the target (necessitating drilling of up to almost 1000m in depth), but the generally poor ground conditions that the drilling had to encounter, and also the unsophisticated drilling equipment used.

The majority of the drill holes had to pass through up to several hundred metres of hanging wall intermediate meta-volcaniclastics/tuffs before reaching the mineralised zone. This formation comprised tuffaceous volcaniclastics, which are steeply dipping and strongly cleaved, with cleavage planes more or less paralleling the bedding planes – this combination caused persistent problems with poor ground and consequently poor recovery. In addition to the poor ground conditions in the hanging wall sequences, the mineralised zone itself was generally weak and friable, also resulting in very poor core recovery. On top of this, multi-tubed wireline drilling equipment was only used late in the exploration programme – the majority of the drilling programme was undertaken with thin-walled, single tubed, conventional drilling equipment (this resulted not only in poor core recovery, but in poor directional control of the drill path).

Besides the purely technical aspects of the drilling problems, the main result was the very poor core recovery within the mineralised zone. Obviously, this affected the sampling integrity of the U and Mo, the two main economic minerals.  If a drill achieves only 50% recovery in a broken mineralised intersection, it is difficult, based on assays alone, to obtain a clear picture of both the average grade, and the distribution of grade, of a particular mineral within the mineralised zone. Fortunately, in the case of uranium, the difficulties were eased by the down hole radiometric surveys. Such surveys had been used previously on uranium exploration and mining, in similar deposits, so correlation coefficients had been worked out to convert the down hole radiometric response into equivalent uranium grades. These down hole surveys enabled a much more complete picture of the uranium grade and distribution than was possible with the assays alone. Unfortunately for the Mo analyses, there was no alternative way to determine equivalent Mo concentrations; consequently the Mo grades of the drill samples remain less reliable than the U.

The first major resource calculation was undertaken in 1996 by Jozef Daniel, a geologist experienced in the uranium industry of the former Czechoslovakia. The method used a block model method, with two variants based on different minimum cut-off grades (0.015% and 0.03% U). The calculation methodologies were constrained by government mining directives, established in 1987 and updated in 1992. The calculation concentrated on the main deposit, which was placed in the category of "Z-3 supposed reserves" – the lesser zones of mineralisation in the hanging wall of the main deposit were assigned to the lower "prognostic" category. The tonnage and grade calculation was updated in 2005 by the same author, in a large report entitled "Calculation of Reserves Deposit Kosice I, U – Mo Ore". This report was translated into English, and since it represented a comprehensive technical history of the Kuriskova project, it was consulted in detail by the present author. Details of historic estimates are contained in Table 3.

Note that the Slovak category of Z-3 is roughly analogous to the CIM definition of inferred resource.

| # | Name of Study / Description | Tonnes | Grade % U | Content Lbs* |
|---|---|---|---|---|
| 1 | 1996 Calculation (J-1-Z-3) | 1,148,000 | 0.46 | 11,600,000 |
| | (by J. Daniel) | | | |
| 2 | 1996 Calculation (J-1-Z-3N) | 1,080,000 | 0.19 | 4,500,000 |
| | (by J. Daniel) | | | |
| 3 | 1996 Calculation (J-1-Z-3) | 1,396,000 | 0.47 | 14,500,000 |
| | (by J. Daniel) | | | |
| 4 | Josef Daniel Study April 2005 | 2,188,553 | 0.34 | 15,900,000 |
| | Variant I (0.015% U cutoff) | | | |
| 5 | Josef Daniel Study April 2005 | 1,395,975 | 0.47 | 14,500,000 |
| | Variant II (0.030% U cutoff) | | | |

*Contained Ulbs have been rounded to the nearest 100,000

## TABLE 3.  HISTORIC RESOURCE ESTIMATES

A full description of previous exploration work, and tonnage and grade calculations based on them, are given in Daniel (2005).  Molybdenum grade calculations were made as well as uranium (with an average derived of 0.38% Mo), though with the poor core recovery, and lack of an alternative method for determining Mo grades, the volume of data available to determine Mo grades was reduced, for which reason the Mo grades calculated are regarded as less reliable than the uranium. There is also an unresolved question regarding the detailed distribution of the Mo mineralisation within the Kuriskova deposit. Some evidence was encountered suggesting that Mo grade variations were not sympathetic with the U grade variations, and even that Mo was enriched on the margins of the deposit.  Therefore, with the present database, Mo can be regarded only as a potential by-product.

The former historical resource calculations are not compliant with CIM definitions. For this reason, they are not described as other than "Historical Resources".  No production or mining activities have yet been undertaken from the Kuriskova property, to the writer's knowledge.

## 7.   GEOLOGICAL SETTING

The Kuriskova uranium deposit belongs to a belt of U-Mo deposits within the western Carpathians of Slovakia, which are largely stratabound bodies within volcanosediments of Permian age. It appears that the U-Mo (Cu) mineralisation was disseminated within the volcanosedimentary pile, and was subsequently enriched into stratabound zones by post depositional (tectonic deformation) geological activities.  A geological map of the project area is shown in Figure 3.

The Kuriskova deposit is contained within a Lower Permian volcanosedimentary sequence, designated as the Petrovohorske Formation. Its main units at Kuriskova are briefly described below:

- Overlying the immediate hanging wall are the intermediate volcaniclastics of the Hutniansky Complex. They are a few hundred metres thick in the Kuriskova area, and are generally incompetent (on account of their parallel, steeply dipping bedding and cleavage planes).
- The rock type which forms the immediate hanging wall to the Kuriskova deposit is the meta-andesite of the Hutniansky Complex (designated No. 43 and 441 in Figure 3). It forms a semi-competent zone, varying in thickness from 20m to 50m, immediately above the deposit. In addition to the main zone of mineralisation at its base, this unit also contains lesser "stringers" of U-Mo-Cu mineralisation within it.
- The main deposit – is hosted along the faulted, disturbed contact of the hanging wall meta-andesite and the footwall meta-sediments within the basal part of the meta-andesite unit designated No. 41 on the geological maps). It averages some 2.5m in thickness, and basically comprises a uranium / polymetallic mineral assemblage, which has been deposited into a tectonically disturbed zone, on the contact of an overlying competent rock and a footwall sequence of less competence.
- The meta-sediments (slates, quartzites) of the Knolske Formation form the immediate footwall to the mineralised zone. This unit is designated No. 12 on the geological maps. They are up to hundreds of metres thick in the Kuriskova area, and are of varying competence.

The upper 2 units, described above, belong to the Hutniansky Volcanic Complex (part of the Petrovohorske Formation), while the footwall to the deposit is contained within the Knolske Formation. The entire sequence is contained within the Lower Permian Krompasska Group.

The main zone of the Kuriskova deposit occupies dilational zones along the geologic contact between the overlying competent andesitic meta-volcanic unit and the underlying meta-sediments. Here, two styles of mineralization are present; firstly uranium mineralization associated with andesitic tuff/tuffite units at the base of the main andesite unit. The tuffs are phosphorous rich and it appears that phosphorous has preferentially fixed the uranium minerals, resulting in often high-grade zones (1-5%U). Secondly, uranium mineralization hosted directly on the andesite/sediment contact, which is lower grade (0.1-0.5%U) and is regarded as a more tectonised form of the tuff hosted zone described above.

Shearing along this contact has resulted in tectonic disturbance and poor ground conditions. Tectonic disturbances have also resulted in schistose foliation and slaty cleavage (giving poor ground conditions in some softer sedimentary units) and fault offsets, some of which disrupt the main deposit. Uranium mineralization hosted within hanging wall andesites are characterised by their presence as often discrete lenses associated with thin quartz-carbonate veins and haematite. Uranium grades within these zones are variable.

The deposit is partially blind (i.e. limited surface expression), and is covered by thick soils, with extensive forest cover at surface. The deposit has a NW-SE strike, and a steep dip to the SW ($60^0$ in the upper part, $45^0$ in the lower part). The overall dimensions of the main deposit established to date are some 500m x 500m, and about 2.5m in average thickness. As mentioned, there are also minor mineralised zones in the hanging wall of the main deposit, though their relationship to the main deposit is still uncertain.

GEOLOGICAL MAP
KURISKOVA PROJECT

Prepare by: L. Novotný, March 2007
using data: Kremnica GOLD, a.s., Banská Bystrica
URANPRES, s.r.o., Spišská NováVes

FIGURE 3: KURISKOVA PROJECT GEOLOGY MAP
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

## 8. DEPOSIT TYPES

The Kuriskova deposit has been described as a "Saddle Hills" analogue, after the Saddle Hills / Dornod uranium deposits in eastern Mongolia. However, while the Saddle Hills deposits have been relatively well explored and documented, insufficient information is known about the Kuriskova deposit to place it firmly in this category. However, there are broad similarities between the two - like Saddle Hills, Kuriskova appears to be a replacement type deposit (both stratabound and cross-cutting), hosted in a strongly deformed Mesozoic volcaniclastic sequence. Also like Saddle Hills, Kuriskova is enriched in a number of minerals besides uranium.

Besides the Kuriskova deposit itself, which is an advanced exploration project, and will therefore require largely further drilling and detailed geological / sampling studies, there are known to be a number of mineralised lenses along strike of Kuriskova within the intermediate (andesite / dacite) "Hutniansky" meta-volcaniclastic/tuffs of the Petrovohorske Formation. Several of these have been investigated in the past by the CSUP and KORA groups, though so far, Kuriskova was the only mineralised lens discovered in the area with clear economic potential. The majority of these mineralised occurrences showed as radiometric anomalies of some sort at surface, though many were very subtle anomalies, on account of the depth of soil cover and the depth of some mineralised bodies. This depth of soil cover meant that pitting and trenching were less than successful as exploration methods, and in fact routine diamond drilling proved to be the most successful exploration tool to investigate ground radiometric anomalies at depth. This was how the Kuriskova deposit itself was discovered.

It is recommended to undertake additional grass roots type exploration within the licence area. Apparently the previous exploration by the CSUP and KORA groups started from the NW and worked towards the SE (since the regional exploration was spreading along strike from known deposits like Novoveska Huta in the NW), and following the Kuriskova discovery, little further work was undertaken in the SE part of the concession (this cessation in exploration activities also coincided with the political developments following the Velvet Revolution of 1989, after which time virtually all exploration and mining activities in the former Czechoslovakia ceased). For these reasons, the writer understands from local geologists that the SE half of the concession is less well explored than the NW part. Consequently, it is recommended that grass roots type exploration activities be concentrated in this area.

## 9. MINERALISATION

The main mineralised body at Kuriskova, based on past work, is like a large but thin, sheet like form – typically 500m x 500m in surface area, but only in the order of 2.5m thick. The deposit is partially blind, rarely outcropping at surface, with the top of the main zone of mineralization occurring about 200m below surface (though this figure is relative since the surface in this area undulates from some 500m to 630m above sea level, extending for some 530m in a down dip direction. The upper half of the deposit has a dip of about $60^0$, and the lower half a dip of about $45^0$.

Basically, it would appear that the uranium mineralisation represents secondary type mineralisation localized along foliation and within ptygmatically folded quartz-carbonate veins. The main reason for this observation is that the majority of the mineralisation previously described from Kuriskova occurs as veins, veinlets, or other open space fill. Mineralised zones have a clear lithologic and structural control. For example, mineralization is stratabound along the contact of the hanging wall meta-andesite unit and the foot wall meta-sediment unit and is localized in folded fracture-fill veins and along foliation planes.

Another interesting point, is that the spatial position of the main deposit seems to indicate the importance of big cross faults in the area. At least 2 big cross faults (with ENE orientation and apparent dextral throws of up to 20m) occur in the vicinity of the deposit. What factors control and delimit the margins or the deposit are not yet known, but one possible one is distance from mineralising cross faults. With the tendency of the main Kuriskova deposit to be spatially associated with cross faults, this may suggest that the cross faults were the original conduits for the U-Mo-Cu mineralisation to be transported into the vicinity. Again, considerably more detailed exploration work would be needed to confirm this point.

Regarding the detailed mineralogy of the deposit, the following data is taken largely from the report by Daniel (2005). Based on historic work at Kuriskova, the main mineralised minerals are molybdenite, uraninite, brannerite, U-Ti oxides and subordinate coffinite, with main accessory minerals being abundant pyrite and subsidiary chalcopyrite. Based on former petrographic studies of mineralized drill samples, the following minerals were shown to be associated with the Mo-U-Cu mineralization: molybdenite, uraninite, U-Ti oxides, brannerite, coffinite, chalcopyrite, tennantite, pyrite, marcasite, galena, chalcocite, bornite, covellite, hematite, rutile, leucoxene, apatite, barite, malachite, goethite, iron-dolomite, calcite, quartz, sericite and chlorite.

Molybdenite is the dominant mineral. It occurs as veinlets and aggregates in association with chlorite, quartz and sericite. It also commonly occurs together with uraninite, brannerite and pyrite at the contact with altered andesite and crosscutting carbonate veinlets. Molybdenite is also found associated with the uranium minerals and pyrite. U-Mo mineralization cuts Fe-dolomite veinlets, calcite and quartz, latter with younger sulphides (chalcopyrite, pyrite and tennantite).

Metal concentrations are variable and high. From the lithogeochemical studies (drill holes 1247 and 1248), the following contents were detected: 660-4500 ppm Mo, 750-18700 ppm U, 23-765 ppm Cu, 48-393 ppm Pb, 2669-4070 ppm Ti, 24-248 ppm Ni, 99-256 ppm Zr and 114-214 ppm As. The REE content does not exceed 300 ppm.

## 10. EXPLORATION

Since officially acquiring the exploration licence in question in March 2005, the issuer (Tournigan Gold Corporation) has undertaken exploration drilling work which is described in section 11 "Drilling".

## 11. DRILLING

During 2005/06 Tournigan drilled a total of 18 drill holes which amounted to 7,595.40m of drilling. Drilling was undertaken in two stages, designed to;

- Twin the historic hole #1218 to confirm, via down hole radiometric gamma logging and geochemical assay, the uranium concentrations delineated by historic drilling and in particular to confirm mineralised zone thickness and average grade.

- Undertake in-fill drilling to test gaps in the previously defined mineralised envelopes.

- Undertake step-out drilling to test for mineralised zone extensions along strike to the southeast and northwest and at depth.

The drilling was undertaken by Geo Technical Consulting of Bratislava utilising two drilling rigs. Each hole was drilled using a wireline type Prospector II drill for shallow drilling to around 100m depth and produced PQ sized core. Thereafter, a Longyear 38 drill was used; drilling HQ sized core as deep as possible, and thereafter reducing to NQ.

**ACA HOWE INTERNATIONAL LTD**

At the completion of each hole, the hole was probed using a down-hole instrument that measured gamma ray emissions as counts per second, down-hole orientation data (dip and azimuth) as well as other parameters including resistivity and self-potential. Down-hole logging was undertaken and equivalent uranium content was calculated from gamma log counts according to a standard method whereby measurements begin at a point half that of background, to the peak of the anomaly and then recording counts per second every ten centimetres. Average counts per second are determined for a mineralised interval by dividing by the number of measurement intervals within the total anomalous interval. The down-hole probe was calibrated several times with geochemically derived uranium concentrations from core samples from completed Tournigan holes.

Equivalent U% values were calculated from down-hole gamma readings using a complex differential equation utilising a symmetric inversion filter. Base inputs into the equation include absorption in drilling mud, diameter of hole, absolute density of wall rock, diameter of sond, length of detector, measurements at each point and a conversion factor.

In view of the difficult drilling conditions (i.e. caused by steeply dipping bedding and cleavage planes), the drilling speed was reduced in order to improve the core recovery (average daily metreage achieved was 23m / day).  In addition to this, an organic polymer (Premix type, made in France) was mixed with water and used throughout the drilling programme.  These precautions helped to maintain an adequate standard of core recovery throughout the programme (i.e. greater than 90% recovery overall, or almost 100% in the fresh rock).

Drill hole positions are shown in Figures 3, 4A and 4B and collar data for all holes drilled as part of the 2005/06 drilling programme is contained in the table below.

On the whole, the 2005/06 programme has been successful in validating mineralised thicknesses and general tenor of uranium as delineated by historical drilling. In addition, recent drilling has confirmed the geometry of the main mineralised zone, as being a strata-bound mineralised zone, dipping 45º to 60º to the southwest and striking to the northwest. Drill holes KG-J-4, 6,7,8,9 and 10 were successful in further defining the mineralised zone along strike and at depth and intercepted significant uranium grades.

In addition to the main zone of mineralization, additional lenses within the hanging wall andesites have been further delineated by recent drilling (KG-J-8, 9, 13 and 14) and this has added significant extra tonnage to the deposit.

Holes KG-J-3 and 12 intersected mostly fault gouge clays and were drilled into un-mineralised, steeply dipping cross cutting faults at low angles. The Kuriskova property contains a number of late-stage brittle faults which are largely un-mineralised and significantly more drilling is required to fully understand the geometry of, and significance of these faults.

| Hole | N | E | RL* | Depth | Dip | Azimuth | Core Size | Campaign |
|------|---|---|-----|-------|-----|---------|-----------|----------|
| KG-J-01 | -1234094 | -270514 | 565.57 | 440.40 | -85.00 | 40.00 | PQ,HQ,NQ | 2005 |
| KG-J-01a | -1234092 | -270512 | 565.67 | 444.10 | -88.00 | 5.00 | PQ,HQ,NQ | 2005 |
| KG-J-02 | -1234165 | -270473 | 575.41 | 480.40 | -88.10 | 40.00 | PQ,HQ,NQ | 2005 |
| KG-J-03 | -1234297 | -270321 | 598.82 | 426.30 | -88.00 | 10.00 | PQ,HQ,NQ | 2006 |
| KG-J-04 | -1234042 | -270606 | 555.40 | 596.30 | -89.00 | 56.00 | PQ,HQ,NQ | 2006 |
| KG-J-05 | -1234105 | -270660 | 567.10 | 513.10 | -88.00 | 73.00 | PQ,HQ,NQ | 2006 |
| KG-J-06 | -1234041 | -270606 | 555.40 | 433.00 | -88.00 | 72.00 | PQ,HQ,NQ | 2006 |
| KG-J-07 | -1234219 | -270526 | 578.46 | 556.90 | -89.00 | 72.00 | PQ,HQ,NQ | 2006 |
| KG-J-08 | -1234292 | -270490 | 586.68 | 525.00 | -88.00 | 42.00 | PQ,HQ,NQ | 2006 |
| KG-J-09 | -1234353 | -270410 | 590.61 | 522.30 | -88.00 | 44.00 | PQ,HQ,NQ | 2006 |
| KG-J-10 | -1234343 | -270271 | 595.62 | 411.50 | -89.00 | 45.00 | PQ,HQ,NQ | 2006 |
| KG-J-11 | -1234000 | -270702 | 561.00 | 474.40 | -88.00 | 70.00 | PQ,HQ,NQ | 2006 |
| KG-J-12 | -1234476 | -270260 | 577.99 | 429.50 | -88.00 | 60.00 | PQ,HQ,NQ | 2006 |
| KG-J-13 | -1234325 | -270172 | 597.45 | 275.00 | -89.00 | 75.00 | PQ,HQ,NQ | 2006 |
| KG-J-14 | -1234263 | -270212 | 608.60 | 330.00 | -89.00 | 50.00 | PQ,HQ,NQ | 2006 |
| KG-J-15 | -1234575 | -270132 | 540.07 | 286.00 | -89.00 | 45.00 | PQ,HQ,NQ | 2006 |
| KG-J-15a | -1234579 | -270134 | 539.95 | 153.00 | -87.00 | 135.00 | PQ,HQ,NQ | 2006 |
| KG-J-17 | -1234449 | -270794 | 562.23 | 298.20 | -88.00 | 70.00 | PQ,HQ,NQ | 2006 |

* relative elevation

**TABLE 4. 2005/06 DRILL HOLE COLLAR INFORMATION**

In the part of the deposit where it was intersected by the drill holes, the dip of the deposit would be in the region of $45^o$ to $60^o$ to the SW. The holes were drilled at steep inclinations, starting off near vertical at surface, and shallowing progressively at depth. This would mean that the intersection with the mineralised zone would have been quite close to normal ($90^0$). For this reason, true width corrections have not been applied to the mineralised intersections from the latest drilling. In addition to this, the Micromine model incorporates the drill data "as drilled", and effectively turns these into true dimensions when calculating the block model volume.

A list of significant uranium and molybdenum intercepts from the 2005/06 drilling is contained in the table below;


-271000mN
-270900mN
-270800mN
-270700mN
-270600mN
-270500mN
-270400mN
-270300mN
-270200mN
-270100mN
-270000mN
-269900mN
-269800mN
-1234000RL
-1234100RL
-1234200RL
-1234300RL
-1234400RL
-1234500RL
-1234600RL
KG-J-11
KG-J-04
KG-J-06
VRT_1182
VRT_1218
VRT_1222
KG-J-05
KG-J-01a
KG-J-01
VRT_1215
VRT_1223
VRT_1181
VRT_1248
KG-J-02
VRT_1180
KG-J-07
VRT_992
KG-J-14
KG-J-08
KG-J-03
KG-J-13
KG-J-09
KG-J-10
VRT_1247
VRT_1220
VRT_1233
VRT_1179
KG-J-17
KG-J-12
KG-J-15
KG-J-15a

| | | | | | | |
|---|---|---|---|---|---|---|
| MICROMINE | Historical Holes in BLUE<br>2005/06 campaign Holes in RED | ACA HOWE INTERNATIONAL LTD | Scale<br>1:5000 | DATE 06/06/07<br>REF No. GRW | SHEET 1 of 1<br>FILE COLLAR_PLAN_0607 | FIGURE 4A<br>Kuriskova Drill Hole Collars |

0 100m


-271300mN
-271200mN
-271100mN
-271000mN
-270900mN
-270800mN
-270700mN
-270600mN
-270500mN
-270400mN
-270300mN
-270200mN
-270100mN
-270000mN
-269900mN
-269800mN
-269700mN
-269600mN
-269500mN
-1233800RL
-1233900RL
-1234000RL
-1234100RL
-1234200RL
-1234300RL
-1234400RL
-1234500RL
-1234600RL
-1234700RL
-1234800RL
A
A'
B
B'
C
C'
D
D'
E
E'
F
F'
G
G'
H
H'
I
I'
J
J'
K
K'
L
L'
M
M'
M''
O
O'
P'

| | | | | | | |
|---|---|---|---|---|---|---|
| MICROMINE | Historical Holes in BLUE<br>2005/06 campaign Holes in RED<br>Cross sections lines in GREEN | ACA HOWE INTERNATIONAL LTD | Scale<br>1:7500<br>0 250m | DATE 06/06/07<br>REF No. GRW | SHEET 1 of 1<br>FILE collar_sect_plot | FIGURE 4B<br>Kuriskova Drill Hole Collars<br>and cross section orientations |

| Hole ID | From[1] | To[2] | Interval[3] | $U_3O_8\%$[4] | Mo%[5] |
|---------|---------|-------|-------------|-----------|--------|
| **KG-J-01** | 406.90 | 409.30 | 2.40 | 0.240 | 0.04 |
| including | 406.90 | 408.10 | 1.20 | 0.461 | 0.09 |
| **KG-J-1a** | 420.50 | 421.30 | 0.80 | 0.461 | N/S |
| **KG-J-1a** | 424.00 | 425.20 | 1.20 | 7.786 | 0.86 |
| including | 424.00 | 424.90 | 0.90 | 10.351 | 1.13 |
| **KG-J-2** | 449.60 | 455.40 | 5.70 | 0.261 | 0.08 |
| Including | 449.60 | 452.00 | 2.40 | 0.551 | 0.19 |
| including | 450.90 | 452.00 | 1.10 | 1.323 | 0.40 |
| **KG-J-3** | 327.40 | 328.00 | 0.60 | 0.120 | N/S |
| **KG-J-4** | 545.20 | 546.40 | 1.20 | 0.200 | N/S |
| **KG-J-5** | N/S | N/S | N/S | N/S | N/S |
| **KG-J-6** | 411.50 | 412.00 | 0.50 | 0.611 | 0.007 |
| **KG-J-7** | 513.30 | 514.30 | 1.00 | 0.240 | 0.055 |
| **KG-J-8** | 502.00 | 506.50 | 4.50 | 0.461 | 0.011 |
| including | 502.00 | 504.20 | 2.20 | 0.581 | 0.08 |
| **KG-J-9** | 491.50 | 493.50 | 2.00 | 0.561 | 0.072 |
| including | 492.50 | 493.50 | 1.00 | 0.882 | 0.081 |
| including | 492.50 | 493.00 | 0.50 | 1.363 | 0.081 |
| **KG-J-10** | 375.80 | 376.80 | 1.00 | 0.200 | N/S |
| **KG-J-11** | N/S | N/S | N/S | N/S | N/S |
| **KG-J-12** | 389.00 | 389.80 | 0.80 | 0.050 | N/S |
| **KG-J-13** | 252.40 | 253.00 | 0.60 | 0.742 | 0.61 |
| **KG-J-14** | 99.70 | 99.80 | 0.10 | 2.144 | 0.88 |
| **KG-J-14** | 213.00 | 213.20 | 0.20 | 1.212 | 0.23 |
| **KG-J-14** | 299.00 | 304.00 | 5.00 | 0.641 | 0.05 |
| including | 303.00 | 304.00 | 1.00 | 2.776 | 0.19 |
| including | 302.00 | 304.00 | 2.00 | 1.453 | 0.07 |
| including | 303.50 | 304.00 | 0.50 | 5.351 | 0.37 |
| **KG-J-15** | N/S | N/S | N/S | N/S | N/S |
| **KG-J-17** | N/S | N/S | N/S | N/S | N/S |

[1] From depths are down-hole depths.
[2] To depths are down-hole depths.
[3] Interval values are for down-hole intervals.
[4] U% assays have been converted to contained $U_3O_8\%$ using a conversion factor of 1.17924

[5] Mo% values are from assay data.
N/S = no significant intercept
KG-J-16 is omitted here as this hole was not drilled.

**TABLE 5.  2005/06 SIGNIFICANT INTERCEPTS**

## 12.  SAMPLING METHOD AND APPROACH

As discussed above, drilling was undertaken using a wireline coring system with double-barrel drilling tubes to maximise core recovery. In order to control hole stability of the deep drilling undertaken, PQ core drilling was undertaken from surface, with a reduction to HQ core drilling after 100m and thereafter a reduction to NQ core drilling. Depending on the position of mineralised zones down hole, sampling of both HQ and NQ core was undertaken.

Upon completion of each hole, core was geologically logged on site at Kuriskova and mineralised zones defined based on geological characteristics. In addition to this, the mineralised zones were identified with a ZRUP Gamma Logger. Once logging was complete, the core was removed to the company's exploration facility in Kremnica, where mineralised core was halved, using a diamond saw, ready for sampling and dispatch to the analytical laboratories. No core orientation lines were marked on the core during drilling and as such no standardising of which half of the core was to be sampled, was undertaken. Therefore, some bias may have been introduced. In addition, sampling of both HQ and NQ core represents two different sample mediums and no investigation has been undertaken by Tournigan to assess whether the size of core has any correlation with the accuracy and repeatability of sample assays.

Core recovery was generally very high (always well over 90% average in the mineralised zones, and frequently 100%), and with the gamma logger being used first to define the mineralised zones, it would appear highly likely that all the good zones of uranium mineralisation were identified for chemical analysis.

## 13.  SAMPLE PREPARATION, ANALYSES AND SECURITY

The samples from the first 2 drill holes (KG-J-1 and KG-J-2), totalling 26 core samples, were securely air freighted to the OMAC lab in Ireland for analysis. The samples were dried at $85^0$C, jaw crushed to - 2 mm and the total amount of crushed material was milled using LM2 mill to -100 μm.

Because the mineralised interval from the 3[rd] hole (KG-J-1a) was so rich (over 6% U for the whole interval), it was too high grade to be assayed at the OMAC laboratory. Accordingly, it was sent to the Ecochem laboratory in the Czech Republic (owned by ALS Chemex). There they undertook a spectrophotometric determination of uranium (with an ICP determination of other elements). The final determination of uranium grade was by the David-Gray-Eberle titrimetric method.

Core samples from the remaining holes drilled as part of the program were securely dispatched to an ALS Chemex sample preparation lab in Pitea, Sweden (in the case of non-NORM samples) and to the ALS Chemex laboratory in Vancouver (in the case of NORM samples). Non-NORM samples were crushed, pulverised and the resultant pulps then dispatched safely to the ALS laboratory in North Vancouver, Canada for geochemical analysis. ALS Chemex's North Vancouver laboratory has ISO 9001:2000 registration and has also received ISO 17025 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

The ALS Chemex sample preparation facility in Sweden is also fully accredited and sample preparation is clearly defined and monitored. Here, core material is crushed to -2mm and undergoes ringing, whereby >85% of ring pulverised material passes through a 75 micron screen. The resultant pulps are then dispatched to Canada where they are monitored so that >80% of the sample passes through a 75 micron screen.

Prepared samples were analysed for 45 element suite using MA/ES procedure (ME-MS61U), which involves digestion of 0.2 g of sample in the mixture of nitric, hydrofluoric, hydrochloric and perchloric acids, bringing solution to dryness and re-dissolving salts in 10 ml of 10% aqua regia solution followed by reading using ICP-OES spectrometer. The samples were also analysed for gold using Au4 procedure that involves fusion of 50 g of sample with lead collection, cupellation, dissolving resulting prill in aqua regia and AA analysis. Samples greater than 10000ppm U were analysed using Fusion XRF (U-XRF10).

Standard laboratory QC procedures were applied. 10 % of samples were analysed in duplicate, blanks and reference materials were analysed along with the samples. Certified reference materials of uranium mineralisation BL-1 and BL-2 manufactured by Canmet were used in multi-element analysis. All QC data were included in test reports.

Geochemical analysis is monitored via the use of internal control standards which are then compared to certified CANMET and GEOSTATS standard reference material. As part of data verification, ACA Howe received all unmodified information relating to Tournigan samples, has reviewed the laboratory QA/QC and has found the quality control and assurance data to be satisfactory.


## 14. DATA VERIFICATION

Data verification undertaken by the authors in 2005, 2006 and April 2007 is detailed in the 2006 and 2007 reports to which the reader is referred.

Although ACA Howe had reviewed OMAC and ALS Chemex internal laboratory QA/QC procedures and resultant data relating to Tournigan samples collected during 2005/06, it was recommended in the June 2007 report that Tournigan undertake a program of assay QA/QC with which to assess laboratory sample preparation, assay accuracy and precision. Following this recommendation, Tournigan have implemented QA/QC controls on current drill core sampling (2007) and have undertaken check sampling of all samples generated during the 2005/06 drilling program, dispatched to SGS for analysis.

ACA Howe has reviewed excel spreadsheet data for 136 sample pulps from the 2005/06 drilling campaign, dispatched to SGS in June 2007 and analysed in August 2007. Howe has reviewed the digital assay certificates relating to these samples but has not reviewed the hardcopy certificates and all data provided to Howe is assumed correct and unmodified.

Three sample batches of 53, 54 and 26 samples were sent to SGS and analysed for a suite of 50 elements. Up to 2 internal laboratory standards were inserted into the sample stream for each batch of samples and duplicate assays were undertaken for up to 2 samples per batch.

Uranium assays from SGS were compared to those obtained by ALS and comparative statistical analysis undertaken for uranium data. On the whole, assays returned by SGS correlate well with those obtained by ALS however 21% of SGS assays returned grades > +/-10% of those reported by ALS, from all grade ranges. However, a review of sample data scatter plots of three grade ranges (<0.03%U, >0.03%U and <0.10%U and >0.10%U) (Plots 1-3 below) shows an $R^2$ value of 0.970, 0.946 and 0.961 respectively, with an overall value of 0.989 (Plot 4), which suggests acceptable correlation and is considered satisfactory.

AMEC Consultants have undertaken a review of this QA/QC data and concluded that there is adequate agreement between ALS and SGS results below 1.0%U ($R^2 = 0.992$) and a low, but acceptable bias on results above 1.0%U suggesting that SGS are likely to underestimate high grade U grades as compared with ALS Chemex rather than overestimate them. Howe concurs with this conclusion.

Howe recommended in the June 2007 report that Tournigan implement a comprehensive assay QA/QC program as part of future drilling activities, to ensure that sampling, laboratory procedures, assay accuracy and assay precision can be routinely monitored. Accordingly, Tournigan have created a standard operating procedure for QA/QC at Kuriskova, which has been implemented during the 2007 drilling campaign and includes the monitoring of laboratory procedures, insertion into the samples stream of; standards (5%), duplicates (5%) and field blanks (>2%) as well as check assaying (5%). Primary assaying is undertaken by the SGS Lakefield Laboratory and check assaying undertaken at Actlabs, Ancaster, Ontario. Howe has not conducted a full review of this procedure but considers the measures described above as adequate for quality control of assay data. AMEC, as part of their review, have reviewed and approved the QA/QC procedure.



Plot 1: Comparison of SGS and ALS assay data (<0.03%U)



Plot 2: Comparison of SGS and ALS assay data (>0.03%U and <0.10%U)



Plot 3: Comparison of SGS and ALS assay data (>0.10%U)



Plot 4: Comparison of SGS and ALS assay data (all data)

## 15.  ADJACENT PROPERTIES

There are no known adjacent mineral properties.

## 16.  MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical test work has been undertaken as part of this study.

## 17.  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

## 17.1.  RESOURCE AND MINERAL RESERVE ESTIMATES

Details of historical resource estimates for the project are presented in the 2006 and 2007 reports and are omitted here.

The former resource estimate for the project, detailed in the June 2007 report was undertaken by Howe in May 2007 and was prepared by Galen White BSc(Hons) FGS MAusIMM, Senior Geologist – Resources, a full-time employee of ACA Howe. The resource estimate was prepared using Micromine software and followed a review of the geological model generated by Tournigan, 2D and 3D visualisation, generation of a three-dimensional block model for the deposit, geostatistical analysis and interpolation of uranium, molybdenum and copper grades into the block model using the inverse distance weighting interpolation method. The distribution of grades into the block model was controlled by the underlying geology of the property and takes into account the spatial orientation of mineralised domains as defined in the geological model.

To May 2007 the property had been tested with a total of 53 historical drill holes and 18 additional holes drilled by Tournigan during 2005/06. However, the dataset relating to historical holes was incomplete and only data from 13 historical holes is available for use in resource estimation work.

A drill hole collar plan for the project is shown in Figure 4A.

Stratabound U-Mo (Cu) mineralisation occurs in largely stratabound bodies within the volcanosedimentary sequence of Permian age. It appears that the U-Mo (Cu) mineralisation was disseminated within the volcanosedimentary pile, and was subsequently enriched into stratabound zones by post depositional (tectonic deformation) geological activities.

A set of vertical cross sections, orientated roughly NE-SW (Figures 3 and 4B) and perpendicular to the strike of the main mineralised zone, spaced 50m-150m apart were ultilized during the interpretation of the various geological domains. In addition two longitudinal cross sections were also reviewed. The geological interpretation, developed by Tournigan following drilling and geophysical studies formed the basis of the resource model used in this resource estimation.

The mineral resource estimate was generated from down-hole radiometric results from historical drill holes, sample assay results from drilling undertaken by Tournigan and the geological model which relates the spatial distribution of uranium and to a lesser degree molybdenum and copper. It should be noted that the inclusion of radiometric data, which represents an indirect method of measuring uranium concentration, and sample assays which are a direct analysis of uranium concentration represent differing sample supports and as such, both methods of data collection were reviewed to assess their suitability for use in resource estimation. Individual domains, reflecting distinct zones or types of mineralisation were defined and interpolation characteristics were defined for each domain based on geology, drill hole spacing and the spatial orientation of each domain.

The degree of confidence in the resources was classified based on the current sample spacing, geological control, structural characteristics and controls on mineralisation and confidence levels assigned to input data, and are reported, as required by NI43-101 according to CIM standards on Mineral Resources and Reserves.This report includes estimates for mineral resources. There are no mineral reserves prepared or reported in this technical report.

| Report Cut-off[1] | Domain[2] | Category[3] | Density (t/m3)[4] | Tonnes (Mt) | U%[5] (uncut) | $U_3O_8$%[5] (uncut) | Mo%[5] (uncut) | Cu%[5] (uncut) | Mlbs $U_3O_8$ |
|---|---|---|---|---|---|---|---|---|---|
| >0.03%U | Main Zone | INFERRED | 2.72 | 3.592 | 0.420 | 0.492 | 0.050 | 0.048 | 38.987 |
| >0.03%U | HW Andesite1 | INFERRED | 2.72 | 3.481 | 0.080 | 0.094 | N/A[6] | N/A[6] | 7.195 |
| >0.03%U | HW Andesite2 | INFERRED | 2.72 | 1.204 | 0.076 | 0.089 | N/A[6] | N/A[6] | 2.364 |
| >0.03%U | HW Andesite3 | INFERRED | 2.72 | 0.088 | 0.065 | 0.076 | N/A[6] | N/A[6] | 0.148 |
| >0.03%U | HW Andesite4 | INFERRED | 2.72 | 0.516 | 0.092 | 0.108 | N/A[6] | N/A[6] | 1.227 |
| >0.03%U | HW Andesite5 | INFERRED | 2.72 | 0.052 | 0.350 | 0.410 | N/A[6] | N/A[6] | 0.474 |
| >0.03%U | Fault 614 | INFERRED | 2.72 | 0.049 | 0.107 | 0.125 | N/A[6] | N/A[6] | 0.136 |
| >0.03%U | ALL | INFERRED | 2.72 | 8.982 | 0.211 | 0.255 | | | 50.531 |

**TABLE 6. KURISKOVA RESOURCE ESTIMATE (JUNE 2007)**

## 17.2. RECENT RESOURCE ESTIMATES

Following the completion of the former resource estimate for the project, as detailed in the June 2007 report, an independent audit of the resource was undertaken by AMEC Consulting (UK) as a pre-requisite to Tournigan making a decision to commission a scoping or a pre-feasibility study for the project. During this review, a number of resource sensitivities were identified in the following areas,

- Verification of historical data
- Data compositing
- Top-cut analysis
- Interpolation search ranges
- Geological/Structural Model
- Density Determination

The updated resource estimate for the project, completed in November 2007 commenced with a review of input data, geological interpretations, wireframe domains and interpolation parameters and

**ACA HOWE INTERNATIONAL LTD**

refinements were made to; 3D wireframe solids; interpolation parameters and estimation strategy, which is discussed and detailed below.


## 17.2.1.  AVAILABLE DATA


Available data, as described in the June 2007 report to which the reader is referred, was reviewed following the independent audit. In April 2007, data files were imported into Micromine to form the Kuriskova database. The data files, comprising collated collar, survey, assay geology and geophysical data for all drill holes were compiled on site by Tournigan personnel and presented to Howe for review. Data pertaining to historical drilling, as described in the June 2007 report could not be verified or validated by Howe, but following discussions with on-site personnel and a review of the data at that time, it was assumed to be valid as presented.

Subsequent review of historical gamma logging data highlighted some inconsistencies in some down-hole intervals applied to historical radiometric uranium grade values used in resource estimation. These errors are thought to have occurred during the data collation stage prior to routine data checking functions in Micromine software, which did not pick up any errors. Historical radiometric data was collected at 0.1m down-hole intervals and these intervals were applied to historical data imported into Micromine software prior to resource estimation. However, collated data files presented to Howe in April 2007, believed to be radiometric data at 0.1m down-hole intervals, comprised radiometric data composited to form anomalous uranium zones with down-hole intervals that were found to be greater than 0.1m.

Therefore, the assay database was reconstructed by first sourcing raw data files for each hole, and merging this uncomposited, raw historical radiometric uranium grade data with validated sample assay data from 2005/06 drilling to create a corrected database for use in resource estimation.

The resulting assay data file was imported in to the Micromine database and Micromine validation functions performed to confirm end of hole depths, sampling, geological and survey intervals and cross referencing geological and assay data files with those for collar and survey. At this stage, unsampled down-hole intervals, for which no data was collected, were inserted into the database and a grade of 0.00%U applied to these intervals

Of the 53 historic holes drilled over the property, data exists from only 13 of these and as such, only these 13 historic holes have been included in the resource estimation database. All drilling undertaken by Tournigan during 2005/06 has been included in the database, although holes KG-J-11, 15, 15A and 17 were left out of the resource estimation as they are positioned outside the main deposit area and are considered barren for the purposes of resource estimation (i.e. they contain assay grades <0.03%U).

Uranium grade data and updated intervals were displayed on drill hole traces over each of the cross sections used to construct the 3D model, and mineralized zone wireframes were revised in the light of updated interval data. The Geological cross sections used to construct the 3D wireframe model, the positions of which are shown in Figures 3 and 4B, are contained in Appendix 1.

Collar information for drill holes used in this resource update, and drill hole data summaries are contained in the tables below;

| Hole | N | E | RL* | Depth | Dip | Azimuth | Core Size | Campaign |
|------|---|---|-----|-------|-----|---------|-----------|----------|
| VRT_992 | -1234199 | -270390 | 590.50 | 470.00 | -89.30 | 25.00 | PQ,HQ,NQ | historical hole |
| VRT_1179 | -1234433 | -270395 | 589.97 | 558.60 | -85.50 | 25.00 | PQ,HQ,NQ | historical hole |
| VRT_1180 | -1234143 | -270593 | 571.38 | 573.00 | -90.00 | 29.00 | PQ,HQ,NQ | historical hole |
| VRT_1181 | -1234113 | -270427 | 576.91 | 390.20 | -79.00 | 75.00 | PQ,HQ,NQ | historical hole |
| VRT_1182 | -1234049 | -270463 | 568.07 | 403.00 | -76.60 | 53.00 | PQ,HQ,NQ | historical hole |
| VRT_1215 | -1234114 | -270430 | 576.51 | 448.00 | -86.50 | 45.00 | PQ,HQ,NQ | historical hole |
| VRT_1218 | -1234081 | -270495 | 566.28 | 405.00 | -90.00 | 68.00 | PQ,HQ,NQ | historical hole |
| VRT_1220 | -1234360 | -270263 | 594.20 | 452.00 | -75.00 | 336.00 | PQ,HQ,NQ | historical hole |
| VRT_1222 | -1234084 | -270496 | 566.95 | 381.00 | -78.90 | 50.00 | PQ,HQ,NQ | historical hole |
| VRT_1223 | -1234144 | -270591 | 571.57 | 580.00 | -90.00 | 165.00 | PQ,HQ,NQ | historical hole |
| VRT_1233 | -1234404 | -270573 | 610.87 | 780.00 | -90.00 | 0.00 | PQ,HQ,NQ | historical hole |
| VRT_1247 | -1234357 | -270260 | 594.79 | 439.00 | -74.10 | 338.00 | PQ,HQ,NQ | historical hole |
| VRT_1248 | -1234115 | -270429 | 576.77 | 412.50 | -85.90 | 296.00 | PQ,HQ,NQ | historical hole |
| KG-J-01 | -1234094 | -270514 | 565.57 | 440.40 | -85.00 | 40.00 | PQ,HQ,NQ | 2005 |
| KG-J-01a | -1234092 | -270512 | 565.67 | 444.10 | -88.00 | 5.00 | PQ,HQ,NQ | 2005 |
| KG-J-02 | -1234165 | -270473 | 575.41 | 480.40 | -88.10 | 40.00 | PQ,HQ,NQ | 2005 |
| KG-J-03 | -1234297 | -270321 | 598.82 | 426.30 | -88.00 | 10.00 | PQ,HQ,NQ | 2006 |
| KG-J-04 | -1234042 | -270606 | 555.40 | 596.30 | -89.00 | 56.00 | PQ,HQ,NQ | 2006 |
| KG-J-05 | -1234105 | -270660 | 567.10 | 513.10 | -88.00 | 73.00 | PQ,HQ,NQ | 2006 |
| KG-J-06 | -1234041 | -270606 | 555.40 | 433.00 | -88.00 | 72.00 | PQ,HQ,NQ | 2006 |
| KG-J-07 | -1234219 | -270526 | 578.46 | 556.90 | -89.00 | 72.00 | PQ,HQ,NQ | 2006 |
| KG-J-08 | -1234292 | -270490 | 586.68 | 525.00 | -88.00 | 42.00 | PQ,HQ,NQ | 2006 |
| KG-J-09 | -1234353 | -270410 | 590.61 | 522.30 | -88.00 | 44.00 | PQ,HQ,NQ | 2006 |
| KG-J-10 | -1234343 | -270271 | 595.62 | 411.50 | -89.00 | 45.00 | PQ,HQ,NQ | 2006 |
| KG-J-11 | -1234000 | -270702 | 561.00 | 474.40 | -88.00 | 70.00 | PQ,HQ,NQ | 2006 |
| KG-J-12 | -1234476 | -270260 | 577.99 | 429.50 | -88.00 | 60.00 | PQ,HQ,NQ | 2006 |
| KG-J-13 | -1234325 | -270172 | 597.45 | 275.00 | -89.00 | 75.00 | PQ,HQ,NQ | 2006 |
| KG-J-14 | -1234263 | -270212 | 608.60 | 330.00 | -89.00 | 50.00 | PQ,HQ,NQ | 2006 |
| KG-J-15 | -1234575 | -270132 | 540.07 | 286.00 | -89.00 | 45.00 | PQ,HQ,NQ | 2006 |
| KG-J-15a | -1234579 | -270134 | 539.95 | 153.00 | -87.00 | 135.00 | PQ,HQ,NQ | 2006 |
| KG-J-17 | -1234449 | -270794 | 562.23 | 298.20 | -88.00 | 70.00 | PQ,HQ,NQ | 2006 |

* relative level

**TABLE 7. DRILL HOLE COLLAR DATA**

| Data | Number | Minimum[1] | Maximum[1] | Average[1] |
|---|---|---|---|---|
| **Diamond Drill Holes** | | | | |
| Historic | 13 | - | - | - |
| Recent (2005-06) | 18 | - | - | - |
| **Metres of Drilling** | | | | |
| Historic | 6,292.30 | - | - | - |
| Recent (2005-06) | 7,595.40 | - | - | - |
| **Uranium Assays** | | | | |
| Historic[2] | 1,165 | 0.00 | 6.959 | 0.1596 |
| Recent (2005-06) | 121 | 0.00 | 15.0000 | 0.5214 |
| **Molybdenum Assays** | | | | |
| Historic | - | - | - | - |
| Recent (2005-06) | 121 | 0.00 | 19000 | 898.89 |
| **Copper Assays** | | | | |
| Historic | - | - | - | - |
| Recent (2005-06) | 121 | 0.00 | 10000 | 476.60 |
| **Sample Intervals** | | | | |
| Historic[2] | 115 | 0.10 | 0.10 | 0.10 |
| Recent (2005-06) | 221 | 0.10 | 3.00 | 0.50 |

[1] uranium values in %, Mo and Cu values in parts per million and sample intervals in metres
[2] Historic values derived from down hole radiometric readings

**TABLE 8. RAW DRILLING DATA**

## 17.2.2. DOMAIN INTERPRETATION AND 3D WIREFRAME MODEL

### 17.2.2.1. Introduction

The Kuriskova uranium deposit belongs to a belt of U-Mo deposits within the western Carpathians of Slovakia, which are largely stratabound bodies within volcanosediments of Permian age. It is interpreted that the U-Mo (Cu) mineralisation was disseminated within the volcano-sedimentary pile, and was subsequently enriched following post depositional (tectonic deformation) geological activities into strata-bound zones occurring at the contact of the meta-andesites of the Hutniansky Complex and meta-sediments of the Knokske Formation (the "main" zone) and in lenses within the hanging wall meta-andesites (the "hanging wall andesite" zones). To a lesser degree, minor re-mobilisation has occurred along fault conduits, in particular the sub-horizontal Fault 614 (the "Fault614" zone). See Figure 3 and cross sections contained in Appendix 1.

The Kuriskova deposit is contained within a Lower Permian volcanosedimentary sequence, designated as the Petrovohorske Formation. The stratigraphic sequence at Kuriskova, which strikes approximately NW-SE and dips between 45° and 60° to the southwest, is briefly described below:

- The rocks of the distal hanging wall sequence are the intermediate volcaniclastics of the Hutniansky Complex. They are a few hundred metres thick in the Kuriskova area, and are generally incompetent (on account of their parallel, steeply dipping bedding and cleavage planes).

- The rocks of the proximal hanging sequences of the Kuriskova deposit are the meta-andesites of the Hutniansky Complex (designated No. 43 in Figure 3). It forms a semi-competent zone, varying in thickness from 20m to 50m, immediately above the main deposit. In addition to the main zone of mineralisation at its base, this unit also contains discrete lenses of U-Mo-Cu mineralisation within it. The geometry, extent and uranium tenor of these mineralised zones is better understood in the light of recent drilling and therefore these zones have been included in the current resource.

- The main deposit is hosted along the faulted, disturbed contact of the hanging wall meta-andesite and the footwall meta-sediments within the basal part of the meta-andesite unit. It averages some 2.5m in thickness, and comprises a uranium / polymetallic mineral assemblage, which has been deposited into a tectonically disturbed zone, on the contact of an overlying competent rock and a footwall sequence of less competence.

- The meta-sediments (slates, quartzites) of the Knolske Formation form the immediate footwall to the mineralised zone. This unit is designated No. 12 in Figure 3. They are up to hundreds of metres thick in the Kuriskova area, and are of varying competence.

### 17.2.2.2. Interpretation of Domains

The development of mineralised domains, as detailed in the June 2007 report was initiated following a review of the geological sections as presented to ACA Howe by Tournigan and depicted on the plans and cross sections provided (Appendix 1 of the June 2007 report). Cross sections provided by Tournigan as AutoCAD drawing files (.dwg) files were converted to drawing exchange format (.dxf) files and imported into Micromine. These sections were then displayed in 3D space along with drill hole traces, coded down hole geology and uranium assay data and each of the mineralised zones interpreted.

A lithological model was not constructed as part of this work, although the lithological cross sections were reviewed in three dimensions. The structural model, as interpreted by Tournigan following geophysical interpretation and drill hole logging was reviewed, and the main structures (faults J-8 and 614) which significantly influence the position of mineralised zones were modelled in 3D and are shown in Figure 5A.

Distinct mineralised domains for resource estimation are interpreted and these represent different zones that have distinct geological and/or statistical characteristics. Mineralised zones are domained out on the basis of the geological characteristics of host rocks, the nature and style of mineralisation present (including uranium grade characteristics) and the spatial positions of zones relative to the main faults. In addition, sub-domains are present which represent distinct mineralised zones within the same domain.

Consideration of statistical homogeneity within each domain, fundamental to resource estimation has been considered, however, due to selective sampling having been undertaken based on radiometric logging of core and the presence of relatively few drill holes in to the deposit, the number of assays for each element, generated for the deposit and contained in the database is less than 200 and as such, statistical analysis of geochemical assay data within each domain is difficult. Therefore, domains have been considered largely on the basis of geological characteristics.

As detailed in the June 2007 report, 3 mineralised domains have been interpreted and comprise the main zone, andesite hosted hanging-wall zones (sub-domained into andesite1-5) and a mineralised zone associated with fault 614.

Following a review of domaining as part of the independent audit, and in the light of revised down-hole mineralised intervals which have been used to update and refine these mineralised domains, there have been modifications to some domains, including sub-domaining out the Andesite 1 domain into two sub-domains (Andesite 1 and 1B) and Andesite 5 into 3 sub-domains (Andesite 5A, B and C). The main zone domain (hosting 76% of the reported resource) has also been refined. These refinements to the domain models have resulted in volume changes for all domains.

Previously, a single main zone of mineralisation was defined and interpreted as continuous (albeit displaced) across the J-8 fault and the fault zone believed to be mineralised. A recent review of the geological model suggests that Fault J-8 is not mineralised and as such the domain model should be improved and the main zone of mineralisation interpreted as two separate sub-domains either side of the J-8 fault to better honour the geological model. This was adopted and new wireframe sub-domains created (Main Zone North and Main Zone South) to honour the new domain model. The domain model revision is shown in Figures 5B and 5C. The two sub-domains are shown in Figure 5B.

The mineralised zones interpreted are summarised in the table below, with updated information shown in italics,

| Domain | Description | Sub-Domains |
|---|---|---|
| **Main Domain** | Laterally continuous strata-bound basal mineralised zone, occurring at the main meta-andesite/meta-sediment contact. | *Main Zone North: basal mineralised zone north of the J-8 fault*<br>*Main Zone South: basal mineralised zone south of the J-8 fault* |
| **Hanging Wall Andesite Domain** | Largely semi-continuous, though often discrete mineralised zones hosted within hanging wall meta-andesite. | ***Andesite1and 1b***: stratigraphically above the main domain, south of J-8 and below 614<br>**Andesite2**: andesite 1 north of J-8<br>**Andesite3**: discrete zone, stratigraphically above Andesite4, north of J-8 and below 614.<br>**Andesite4**: discrete zone, stratigraphically above andesite2, north of J-8 and below 614.<br>***Andesite5A, B and C***: minor, discrete stacked zones, the continuation of andesite1, north of J-8 and above 614. |
| **Fault 614 Hosted Domain** | Discrete, sub-horizontal fault hosted mineralised zone. | None. |

**TABLE 9. DOMAIN DESCRIPTIONS**



FIGURE 5: Micromine screenshot looking east, showing faults 614 (green, dipping shallowly to the west) and fault J-8 (blue, sub-vertical striking E-W)

MICROMIN



The main zone is interpreted as a continuous wireframe envelope across the J-8 fault and assumes the fault is mineralised.

A C A Howe International Limited

**Figure 5B:** May 07 Kuriskova Main Zone domain wireframe (blue) and J-8 Fault (green). View looking east





The main zone divided into two sub-domains either side of the J-8 fault. The sub-domains (Main Zone North in blue, Main Zone South in red) are spatially separated and honour the interpretation that the J-8 fault is not mineralised. This revised domaining has resulted in a decrease in overall domain volume by 2.1% since May 07

 A C A Howe International Limited

**Figure 5C:** Oct 07 Kuriskova Main Zone sub-domain wireframes (blue and red) and J-8 Fault (green). View looking east

### 17.2.2.3. Wireframe construction

After the domain model was refined, the cross sections were reviewed in 2D and updated strings were created to join up revised mineralised intervals following the recreation of the assay database, within each domain and sub-domain on each cross section, honouring the geometry of interpreted zones. A cut-off of 0.03%U was used to define the zones and honours anomalous zones as defined by radiometric logging or drill core, as well as resulting in more uniform mineralised envelope definition as well as taking into account potential minimum mining widths.

Once string sections were revised, mineralised intervals were extended along strike by half the distance to the next drill hole or section and laterally by half the drill hole spacing or up-dip to the bounding 614 fault. Once string sections were complete, 3D wireframes for each zone were constructed and validated prior to block model creation and interpolation. Validation included cutting slices through the wireframes and comparing these to the original cross sections to ensure the original interpretation has been honoured.

Domain wireframes constructed from updated strings were reviewed and refined where necessary to minimise the dilution in some domains (particularly in hanging wall andesite hosted domains) from the inclusion of intervals of internal waste. This has resulted in lower volume wireframe envelopes for the andesite1, 2 and 4 domains (21% of the reported deposit tonnage).

The main zone wireframe was reviewed in the light of the refined geological interpretation that the J-8 fault zone is not mineralised, and re-interpreted as two separate wireframes either side of the J-8 fault with neither wireframe extending across the fault. This has resulted in a 2.1% reduction in the total main zone volume as compared to figures reported in the June 2007 report.

|  | May-07 | Oct-07 |  |
|  | WF volume | WF volume | diff% |
| MAINZONE | 1347138 | 1335798.94* | -2.1 |
| AND1 | 1280268 | 721628** | -44 |
| AND2 | 449725 | 384089 | -15 |
| AND3 | 32474 | 40688 | 25 |
| AND4 | 210103 | 192964 | -8 |
| AND5 | 20697 | 55434*** | 168 |
| FT614 | 29065 | 36833 | 27 |

\* total of Main Zone North and South sub-domains
\*\* total of Andesite 1 and Andesite 1b sub-domains
\*\*\* total of Andesite 5A, B and C sub-domains

**TABLE 10. WIREFRAME VOLUME COMPARISON**

The resulting wireframe domain boundaries were considered closed for the purposes of grade interpolation, that is to say that only assay grade values that lie within each domain wireframe are used to interpolate the grade of blocks within that domain.

Domain wireframes are shown in Figures 6-12.



 A C A Howe International Limited

**Figure 6:** Micromine screenshot, looking north, showing the Main Zone North (Blue) and Main Zone South (Pink) Domain Wireframes.



 **Figure 7:** Micromine screenshot looking north, showing the Andesite1 and 1B DomainB WireframeS (in red) relative to the Main Zone (shown in transparent magenta).



 A C A Howe International Limited **Figure 8:** Micromine screenshot looking north, showing the Andesite2 Domain Wireframe (in red) relative to other domains (shown as transparent).



 **Figure 9:** Micromine screenshot looking north, showing the Andesite3 Domain Wireframe (in red) relative to other domains (shown as transparent).





 **Figure 10:** Micromine screenshot looking north, showing the Andesite4 Domain Wireframe (in red) relative to other domains (shown as transparent).



 A C A Howe International Limited **Figure 11:** Micromine screenshot looking north, showing the the Andesite5A, 5B and 5C Domain Wireframes (in red) relative to other domains (shown as transparent).



 A C A Howe International Limited **Figure 12:** Micromine screenshot looking north, showing the Fault 614 Domain Wireframe (in red) relative to other domains (shown as transparent).

### 17.2.3.  STANDARDISING OF DRILL HOLE DATA

Standardising of drill hole samples is performed prior to statistical evaluation and interpolation. This step eliminates any bias related to sample length that may exist in the data.

The recent independent audit highlighted the use of 0.1m composites as a resource sensitivity, suggesting that a more appropriate composite interval should be considered, that is larger than the majority of sample intervals. The use of 0.1m composites in the first interpolation strategy (which incorporates a condition of at least three composites be used to estimate the block grade) has meant that some blocks (5m by 5m by 1m) may only have been informed by composites representing 0.3m of drilling which may only represent three radiometric grade values or one geochemical assay value, too few to accurately interpolate the grade of a block of these dimensions.

Following the reconstruction of the assay database, that has resulted in the average down-hole interval being somewhat larger than 0.1m, and considering the findings of the independent audit, the composite interval length was revised and composites of 0.5m are considered more robust for use in this resource update, to honour the block size and better inform the block grades of blocks in the resource block model.

### 17.2.4.  TOP-CUTTING

As detailed in the June 2007 report, no top-cutting of uranium, molybdenum or copper grade data was undertaken in any domain and therefore grade data used in the interpolation remained un-cut. Top cut analysis is usually performed on composite data from all domains prior to modeling however, given the relatively few number of sample assays with which to define an appropriate top-cut, it was decided to leave the data un-cut for the purposes of resource estimation, but this was flagged as a sensitivity.

Following the independent audit, further consideration has been given to high-grade outliers in preparation for consideration of the resource model in Scoping Study work, and their impact on block grade estimation. This analysis was undertaken to assess the influence extreme grade outliers have on the sample population within each domain. Whilst extreme grades are real, their influence in interpolation may overstate the local block grades in some parts of the deposit. The influence of high grade outliers is only relevant within the Main Zone North sub-domain.

A review of composite sample grades, sorted in ascending order and the sample grade histogram suggests an inflection point and breakdown of the histogram tail occurs at 5.49%U (see table below), and as such, this value was taken to be the top-cut value. Imposing a top-cut for the Main Zone North sub-domain has resulted in two composite assay outliers (9.52%U and 7.132%U) being cut to 5.49%U. By applying a top-cut of 5.49%U, the average grade of the Main Zone North sub-domain is reduced by 10% (an average grade of 0.487%U as compared to an un-cut average grade of 0.542%U) with a corresponding decrease in contained uranium of 9% (27.50Mlbs compared to 30.40Mlbs). The top cut value represents the 99.9[th] percentile of ranked composite assays.



**TABLE 11. CUMULATIVE GRADE PLOT**

At the time of reporting, Tournigan had completed an additional 20 drill holes over the project out of a planned 26 hole 3,600m drilling campaign in the upper portion of the deposit. It is expected that assay data from this drilling will significantly increase the size of the Kuriskova assay database, and should provide enough grade data with which to more accurately assess the influence of high-grade outliers and establish a refined top-cut strategy. This investigation should be adopted prior to future resource estimations.

### 17.2.5. BASIC STATISTICS

Exploratory data analysis involves the statistical evaluation of the raw assay database in order to quantify the characteristics of the data. Basic statistical analysis of U%, Mo% and Cu% was conducted on the raw assay database for each coded domain. Basic summary statistics are contained in Appendix 2. Summary statistics for raw data, composited data and top-cut data are shown in the table below;

| Descriptive Stats | Main Zone* U% data | | | HW And1 U% data | | | HW And2 U% data | | |
|---|---|---|---|---|---|---|---|---|---|
| | Raw Data | Comp | Top-Cut | Raw Data | Comp | Top-Cut | Raw Data | Comp | Top-Cut |
| Minimum | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| Maximum | 15.00 | 9.52 | 5.49 | 0.49 | 0.49 | 0.49 | 2.02 | 0.99 | 0.99 |
| n | 565 | 186 | 186 | 236 | 51 | 51 | 237 | 59 | 59 |
| Mean | 0.38 | 0.38 | 0.35 | 0.02 | 0.03 | 0.03 | 0.07 | 0.07 | 0.07 |
| Var | 1.37 | 1.16 | 0.74 | 0.01 | 0.01 | 0.01 | 0.05 | 0.03 | 0.03 |
| St Dev | 1.17 | 1.08 | 0.86 | 0.04 | 0.08 | 0.08 | 0.23 | 0.16 | 0.16 |
| CV | 3.08 | 2.88 | 2.49 | 2.80 | 2.67 | 2.67 | 3.54 | 2.25 | 2.25 |

| Descriptive Stats | HW And3 U% data | | | HW And4 U% data | | | HW And5** U% data | | |
|---|---|---|---|---|---|---|---|---|---|
| | Raw Data | Comp | Top-Cut | Raw Data | Comp | Top-Cut | Raw Data | Comp | Top-Cut |
| Minimum | 0.03 | 0.00 | 0.00 | 0.011 | 0.00 | 0.00 | 0.01 | 0.00 | 0.00 |
| Maximum | 0.10 | 0.10 | 0.10 | 0.26 | 0.20 | 0.20 | 2.14 | 0.76 | 0.76 |
| n | 9 | 6 | 6 | 132 | 81 | 81 | 84 | 32 | 32 |
| Mean | 0.06 | 0.05 | 0.05 | 0.02 | 0.02 | 0.02 | 0.13 | 0.12 | 0.12 |
| Var | 0.0008 | 0.01 | 0.01 | 0.01 | 0.01 | 0.01 | 0.08 | 0.03 | 0.03 |
| St Dev | 0.028 | 0.03 | 0.03 | 0.03 | 0.03 | 0.03 | 0.27 | 0.17 | 0.17 |
| CV | 0.47 | 0.62 | 0.62 | 1.48 | 1.67 | 1.67 | 2.08 | 1.38 | 1.38 |

| Descriptive Stats | FT614 U% data | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Raw Data | Comp | Top-Cut | | | | | | |
| Minimum | 0.04 | 0.04 | 0.04 | | | | | | |
| Maximum | 0.43 | 0.43 | 0.43 | | | | | | |
| n | 12 | 4 | 4 | | | | | | |
| Mean | 0.17 | 0.16 | 0.16 | | | | | | |
| Var | 0.02 | 0.04 | 0.04 | | | | | | |
| St Dev | 0.13 | 0.19 | 0.19 | | | | | | |
| CV | 0.80 | 1.19 | 1.19 | | | | | | |

*includes Main Zone North and Main Zone South sub-domains
** includes Andesite 5A,B and C sub-domains

**TABLE 12. BASIC SUMMARY STATISTICS**

## 17.2.6. BULK DENSITY

As detailed in the June 2007 report no bulk density samples were collected as part of the 2005/06 drilling undertaken by Tournigan. During the April 2007 site visit, site personnel discussed bulk density determination that had been undertaken during historical drilling although original laboratory reports were not available for review. A total of 16 samples were collected from the main mineralised zone in three drill holes (VRT_1215, 1218 and 1220) resulting in an average density value of 2.72, which was subsequently quoted in the June 2007 report along with a recommendation by Howe that additional bulk density determinations should be taken as part of future drilling campaigns in order to accurately assign density values to all domains such that tonnage variances are minimized. Howe flagged bulk density as a resource sensitivity in the June 2007 report and suggested that the blanket use of $2.72 g/cm^3$ in all domains may be overestimating or underestimating contained tonnages and may be significant.

Following the June 2007 report, scanned lab report images of core density measurements from historical drill holes were available for review during the independent audit and comprised 8 samples from the mineralized basal tuffs (average 2.71g/cm$^3$), 3 samples from the footwall sediments (average of 2.55g/cm$^3$) and 7 samples from the hanging wall andesites (average 2.66 g/cm$^3$) totaling 18 samples. Given that the main zone mineralized domain straddles the basal sediment-tuff contact, a density half way between 2.55g/cm$^3$ and 2.71g/cm$^3$ was applied to the main zone domain, i.e. 2.63g/cm$^3$. All other domains were assigned the average value of hanging-wall samples, i.e. 2.66g/cm$^3$.

The values of 2.63g/cm$^3$ applied to the main zone domain, and 2.66g/cm$^3$ applied to hanging wall domains have been used in the updated resource estimate for the project which has resulted in a lower tonnage estimate for the resource. Howe considers these revised density values more accurate than the value quoted in the June 2007 report and believe they more accurately reflect the density contrasts of mineralized domains, based on available data. However, Howe recommends that additional sampling should be undertaken during current drilling activities to generate additional density data that can be used to further refine domain densities.

## 17.2.7. DATABASE CODING

Prior to resource estimation work the updated composite assay database was coded using the refined wireframes generated and each assay interval was assigned to the appropriate domain, as per the table below;

| Domain | Sub-Domain | # of U% values[1] | # of Mo% assays[2] | # of Cu% assays[2] | # of Holes |
|---|---|---|---|---|---|
| Mineralisation | Main Zone North | 146 | 57 | 57 | 18 |
| | Main Zone South | 40(565)[3] | 23 | 23 | 7 |
| | HW Andesite1, 1b | 51(236) | 4 | 4 | 4 |
| | HW Andesite2 | 59(237) | 11 | 11 | 9 |
| | HW Andesite3 | 20(9) | 18 | 18 | 4 |
| | HW Andesite4 | 81(132) | 55 | 55 | 9 |
| | HW Andesite5_A | 3(3) | 3 | 3 | 1 |
| | HW Andesite5_B | 8(28) | 2 | 2 | 1 |
| | HW Andesite5_C | 21(53) | 11 | 11 | 2 |
| | Fault614 | 4(12) | 1 | 1 | 4 |
| Waste | - | 61 | | | - |

[1] data values include down hole radiometric values (historic holes) and sample assay values (recent holes)
[2] Mo% and Cu% available for recent holes only
[3] Raw assay values of Main Zone North and Main Zone South domains combined.
( ) number of raw values/assays from which composites were generated

**TABLE 13.    COMPOSITE FILE DOMAIN CODING**

Once coded, the composite file was then used to interpolate grades into each domain in the updated block model.

## 17.2.8. VARIOGRAPHY

The purpose of geostatistical analysis (variography) is to generate a series of semivariograms that can be incorporated in to the search ellipsoid parameters used in the interpolation process. Variography investigation was undertaken prior to interpolation, however, the limited amount of assay data for the deposit meant that no meaningful variograms could be generated.

Therefore, the search ellipse orientation parameters used in block model interpolation were derived from the geometry and orientation of the individual domain wireframes. In addition, the search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing and sample spacing, geological continuity and domain characteristics.

The orientation of the three search directions are based on the approximate orientation of each domain although deviations from these do exist in each domain. Therefore, with additional drilling over the deposit (2007) and the generation of additional sample data, variographic analysis should be undertaken as part of future resource estimates in an attempt to refine the search parameters and ranges used in interpolation. The current orientations are considered adequate for the current state of advancement of the project and are summarised in the table below;

| Domain | Direction | Azimuth (°) | Dip (°) | Range (m) |
|---|---|---|---|---|
| Main Zone | First | 325 | 0 | 100 |
| | Second | 235 | -55 | 100 |
| | Third | 055 | -35 | 25 |
| HW Andesite1 | First | 330 | 0 | 100 |
| | Second | 240 | -50 | 100 |
| | Third | 060 | -40 | 25 |
| HW Andesite2 | First | 305 | 0 | 100 |
| | Second | 215 | -45 | 100 |
| | Third | 035 | -45 | 25 |
| HW Andesite3 | First | 295 | 0 | 100 |
| | Second | 205 | -50 | 100 |
| | Third | 015 | -40 | 25 |
| HW Andesite4 | First | 325 | 0 | 100 |
| | Second | 235 | -55 | 100 |
| | Third | 055 | -35 | 25 |
| HW Andesite5 | First | 325 | 0 | 100 |
| | Second | 235 | -55 | 100 |
| | Third | 055 | -35 | 25 |
| Fault 614 | First | 310 | 0 | 100 |
| | Second | 220 | -30 | 100 |
| | Third | 040 | -60 | 25 |

**TABLE 14. SEARCH ELLIPSE PARAMETERS**

## 17.2.9. ESTIMATION TECHNIQUE AND PARAMETERS

### 17.2.9.1. Uranium Interpolation

Uranium grade was interpolated into the block models on a domain basis. Blocks within each domain were assigned an interpolated grade using only those assays that occurred within each domain (i.e. a closed interpolation).

For each domain, the parent block $IDW^2$ interpolation technique was used and interpolation performed at different search radii until all blocks within each domain received an interpolated grade. The search ranges employed to interpolate grade in to blocks of the block model were informed by considering the current drill hole spacing and sample spacing, geological continuity and domain characteristics.

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The first search radii were selected to be equal to two thirds of the range in the strike, dip and across dip directions of the search ellipsoid. Model blocks that did not receive a grade estimate from the first interpolation run were used in the next interpolation run, equal to the range. Subsequent search radii were incremented by the range value.

When model cells were estimated using radii not exceeding the range, a restriction of at least three samples from at least two drill holes was applied to increase the reliability of the estimates.

Detailed definition of the interpolation strategy is contained in the table below,

| Interpolation Method | Inverse Distance Squared Weighting | | | |
|---|---|---|---|---|
| Interpolation Run # | 1 | 2 | 3,4 & 5 | |
| Search Radii* | 2/3 range in main directions | Equal to the range in main directions | 2x, 3x and 4x the range in main directions | |
| Range (m) First Direction | 67 | 100 | 200,300 and 400 | |
| Range (m) Second Direction | 67 | 100 | 200,300 and 400 | |
| Range (m) Third Direction | 17 | 25 | 50,75 and 100 | |
| Min no. of Samples | 3 | 3 | 1 | |
| Max number of Samples | 16 | 16 | 16 | |
| Min no. of Drill holes | 2 | 2 | 1 | |
| Discretisation | 2*2*2 | 2*2*2 | 2*2*2 | |

**TABLE 15. INTERPOLATION STRATEGY**

During the independent audit, the interpolation strategy was questioned specifically concerning the lack of a maximum search constraint applied to uranium grade interpolations described in the June 2007 report. Successive interpolations were run on each domain until all blocks within that domain received an interpolated grade, and for the main zone and andesite1 domains, up to 6 separate runs were undertaken before all blocks were captured meaning some block grades were informed by sample data up to 500m away from the block centre, considered unrealistic.

It should be noted that whilst an extrapolation constraint was not applied to the interpolation, the updated wireframes, which constrain the block model, are themselves the defined limits of grade continuity and therefore it is reasonable to suggest that all blocks within these limits receive an interpolated grade.

Following the refinement of the main zone domain wireframe, which was updated and split into two distinct sub-domains either side of the J-8 fault, a total of 4 interpolation runs (being 2/3 the range, equal to, twice and three times the range in all directions were completed for main zone north domain blocks, and 5 runs (up to four times the range in all directions) completed for main zone south domain blocks, representing a maximum search distance of 300m and 400m respectively. In all other domains a maximum search range not exceeding 300m was required to interpolate all blocks. In the main zone north domain (containing the majority of the reported resource), 99% of blocks were captured during the first three runs (maximum 200m), the value is 86% for main zone south blocks. Given the average maximum drilling grid is 200m by 200m, this is considered by Howe to be acceptable.

**17.2.9.2. Molybdenum and Copper Interpolation**

A separate interpolation for molybdenum and copper was undertaken using assay data from recent drilling only, as this is the only data available. Molybdenum and copper concentrations were investigated as potential by-products for the deposit. It should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Nevertheless as a preliminary study, these elements were interpolated into main zone domain blocks only, as this domain shows the most continuity. Molybdenum and copper interpolation was undertaken using the same parameters as for uranium, as described in section 17.2.9.1

It should be noted that significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium. As part of this work, a simple investigation was undertaken to assess whether any correlation exists between elevated uranium grades and molybdenum and copper concentrations, and in a general sense, elevated uranium grades correspond with elevated molybdenum and copper grades (see scatter plots in Appendix 4) though significantly more work is required to confirm this is the case.

## 17.2.10. RESOURCE CLASSIFICATION

The CIM Definition Standards on Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Resource Definitions and adopted by the CIM council on December 11, 2005, provide standards for the classification of Mineral Resources and Mineral Reserve estimates into various categories. The category to which a resource or reserve estimate is assigned depends on the level of confidence in the geological information available on the mineral deposit, the quality and quantity of data available, the level of detail of the technical and economic information which has been generated about the deposit and the interpretation of that data and information. Under CIM Definition Standards:

- **An "inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological or grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.**

- **An "Indicated Mineral Resource" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.**

Classification, or assigning a level of confidence to Mineral Resources has been undertaken in strict adherence to the CIM Definition Standards on Mineral Resources and Mineral Reserves referred to above, and follows the Micromine Consulting Resource Modelling Standard Procedures (2001).

Classification of interpolated blocks is undertaken using the following criteria;

- Interpolation criteria based on sample density, search and interpolation parameters.
- Assessment of the reliability of geological, sample, survey and bulk density data.
- Assessment of grade continuity at each deposit.
- Drilling and sample density.

The refined November 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, uncertainties that exist as to the validity of historical radiometric data for use in resource estimation and relatively few raw assays available for interpolation.

The refined geological model has improved the understanding of mineralised zone characteristics and geometries such that a reasonable level of geological and grade continuity can be assumed. However, significantly closer spaced drilling is required to assess the influence of numerous cross-cutting faults over the project area, and to provide additional drilling information for use in variographic analysis and to further refine inputs to resource estimation (particularly bulk density top-cut consideration) and interpolation parameters (block size, Variography).

## 17.3.  MODEL VALIDATION AND REVIEWS

Screen shots of the generated block model are contained in Appendix 3. Detailed visual inspection of the block model was conducted and the proper assignment of domain codes in blocks with respect to the domain boundaries was verified. Once modelling was completed, a series of sectional slices through each block model was undertaken to assess whether block grades honour the general sense of composite drill hole grades, that is to say that high grade blocks are located around high sample grades, and visa versa. On the whole, block grades correlate well with sample grades.

In addition a comparison of composite mean grade and block mean grade was undertaken and is outlined in the table below.

| | Composite Data | | | | Block Data | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Domain | Comp Mean (U %) | Std Dev | Min | Max | Global Block Mean (U %) | Std Dev | Min | Max | % Diff (block mean v comp mean) |
| Main Zone North | 0.35 | 0.960 | 0.000 | 5.490 | 0.447 | 0.488 | 0.000 | 2.885 | 28 |
| Main Zone South | 0.18 | 0.230 | 0.020 | 0.813 | 0.104 | 0.077 | 0.008 | 0.551 | -43 |
| HW Andesite1 | 0.03 | 0.080 | 0.001 | 0.490 | 0.085 | 0.086 | 0.013 | 0.490 | 183 |
| HW Andesite1B | 0.09 | 0.064 | 0.045 | 0.136 | 0.090 | 0.005 | 0.085 | 0.093 | 0 |
| HW Andesite2 | 0.07 | 0.160 | 0.001 | 0.987 | 0.060 | 0.066 | 0.001 | 0.518 | -16 |
| HW Andesite3 | 0.06 | 0.030 | 0.000 | 0.100 | 0.026 | 0.029 | 0.000 | 0.099 | -49 |
| HW Andesite4 | 0.02 | 0.030 | 0.000 | 0.230 | 0.030 | 0.021 | 0.000 | 0.140 | 67 |
| HW Andesite5A | 0.28 | 0.230 | 0.058 | 0.519 | 0.283 | 0.010 | 0.268 | 0.394 | 0 |
| HW Andesite5B | 0.18 | 0.240 | 0.034 | 0.764 | 0.221 | 0.156 | 0.070 | 0.524 | 21 |
| HW Andesite5C | 0.08 | 0.110 | 0.000 | 0.437 | 0.088 | 0.033 | 0.000 | 0.288 | 13 |
| Fault614 | 0.16 | 0.190 | 0.036 | 0.430 | 0.217 | 0.183 | 0.036 | 0.430 | 38 |

### TABLE 16. GLOBAL BLOCK MEAN GRADE VERSUS COMPOSITE MEAN GRADE

The comparison of composite mean grade to block mean grade for each domain has highlighted differences for nearly all domains, which reflects, to a large extent the interpolation search strategy. The average block grade for the Main Zone North, Andesite 1, 3, 4, 5B, 5C and Fault 614 domains is higher than the corresponding composite mean grade whilst the average block grade for the Main Zone South and Andesite 2 domains is lower than the corresponding composite mean grade. With the exception of the Main Zone North domain (totalling 76% of the total resource) block grades within all other domains are informed by relatively few sample points, often widely spaced, and so their influence on local block grades is overstated. This, coupled with the interpolation search strategy and distances over which block grades are calculated into relatively small blocks, has resulted in higher grades being overstated in some parts of the resource, particularly up to 1%U increasing the average block grade.

A degree of smoothing is evident from block grades within the Main Zone South domain, where the average block grade is lower than the average composite grade for the domain.

Estimates of local block grade are likely to be poor and block estimates in some parts of the resource are likely overstated. Howe recommends that, prior to the proposed resource update in early 2008 when data generated from the 2007 drilling program will be added to the dataset, block size dimensions should be reviewed, and search ellipse ranges reviewed following variographic analysis, such that estimates of local block grade can be improved.

A volume comparison was undertaken between the wireframe volume and the block model volume. Because the block model was constrained to the wireframe, the resulting block model correlates well with the wireframes, as shown in the table below;

| Wireframe | WF Nov 07 (m³) | BM Nov 07 (m³) | % Difference BM v WF |
|---|---|---|---|
| Main Zone North | 846,738 | 846,422 | 0.00% |
| Main Zone South | 489,061 | 488,662 | 0.00% |
| HW Andesite1,1b | 721,628 | 723,890 | 0.00% |
| HW Andesite2 | 384,089 | 383,981 | 0.00% |
| HW Andesite3 | 40,688 | 40,700 | 0.00% |
| HW Andesite4 | 192,964 | 192,790 | 0.00% |
| HW Andesite5A,B,C | 55,434 | 55,444 | 0.00% |
| Fault614 | 36,833 | 36,559 | 0.00% |

**TABLE 17.   IDW BLOCK MODEL VOLUMES VERSUS  WIREFRAME VOLUMES**

## 17.4.  RESOURCE ESTIMATE – SUMMARY

The updated resource estimate (November 2007) is summarized below for each domain at a 0.03%U cut-off. In addition, the Main Zone North domain resource (76% of the total reported resource) is tabulated in Table 18 at a variety of cut-offs;

| Report Cut-off[1] | Domain[2] | Category[3] | Density (t/m3)[4] | Tonnes (Mt) | U%[5] | U$_3$O$_8$%[5] | Mo%[5] | Cu%[5] | Mlbs U$_3$O$_8$ |
|---|---|---|---|---|---|---|---|---|---|
| >0.03%U | Main Zone North | INFERRED | 2.63 | 2.170 | 0.487 | 0.575 | 0.115 | 0.073 | 27.50 |
| >0.03%U | Main Zone South | INFERRED | 2.63 | 1.165 | 0.113 | 0.133 | 0.018 | 0.022 | 3.42 |
| >0.03%U | HW Andesite1 | INFERRED | 2.66 | 0.782 | 0.128 | 0.151 | N/A[6] | N/A[6] | 2.60 |
| >0.03%U | HW Andesite1B | INFERRED | 2.66 | 0.006 | 0.090 | 0.107 | N/A[6] | N/A[6] | 0.01 |
| >0.03%U | HW Andesite2 | INFERRED | 2.66 | 0.515 | 0.093 | 0.110 | N/A[6] | N/A[6] | 1.25 |
| >0.03%U | HW Andesite3 | INFERRED | 2.66 | 0.027 | 0.068 | 0.080 | N/A[6] | N/A[6] | 0.05 |
| >0.03%U | HW Andesite4 | INFERRED | 2.66 | 0.191 | 0.051 | 0.060 | N/A[6] | N/A[6] | 0.25 |
| >0.03%U | HW Andesite5A | INFERRED | 2.66 | 0.051 | 0.283 | 0.334 | N/A[6] | N/A[6] | 0.38 |
| >0.03%U | HW Andesite5B | INFERRED | 2.66 | 0.022 | 0.221 | 0.261 | N/A[6] | N/A[6] | 0.13 |
| >0.03%U | HW Andesite5C | INFERRED | 2.66 | 0.074 | 0.089 | 0.105 | N/A[6] | N/A[6] | 0.17 |
| >0.03%U | Fault 614 | INFERRED | 2.66 | 0.097 | 0.212 | 0.250 | N/A[6] | N/A[6] | 0.53 |
| **>0.03%U** | **ALL** | **INFERRED** | | **5.10** | **0.274** | **0.323** | | | **36.29** |

[1] A lower cut-off grade of 0.03% U (0.035%U$_3$O$_8$) was chosen by considering the natural grade boundary of the domain wireframes.

[2] Wireframe domains.

[3] Given the current broad spaced low density over the project, uncertainty that exists regarding the validity of historic radiometric logging, and identified interpolation sensitivities, all resources are classified as INFERRED resources under CIM guidelines (note that inferred resources cannot be used in reportable economic evaluation. Mineral resources are not reserves and therefore do not have demonstrated economic viability).

[4] A density of 2.63g/cm$^3$ has been applied to blocks within the Main Zone North and Main Zone South domains. A value of 2.66g/cm$^3$ has been applied to all other domain blocks. These updated density values are derived from a review of historical laboratory density reports.

[5] A top-cut of 5.49% has been applied to uranium grade estimation of the Main Zone North domain only. Top-cutting of grade data in all other domains is not required. Mo% and Cu% data remains uncut for all domains as there is insufficient data with which to accurately establish an appropriate top-cut for these elements.

[6] Insufficient data exists to accurately interpolate Mo% and Cu% in to blocks of these domains.

U% assay values have been converted to contained U$_3$O$_8$ using a conversion factor of 1.17924

Values for tonnage and grade are rounded to three decimal places. Values for contained uranium are rounded to two decimal places.

**TABLE 18. NOVEMBER 2007 RESOURCE ESTIMATE**

| Domain | Cut-off Grade (%U) | Density (g/cm$^3$) | Volume (m$^3$) | Tonnes (Mt) | U% | U$_3$O$_8$ | U$_3$O$_8$ (Mlbs) |
|---|---|---|---|---|---|---|---|
| MAINZONE N | 0.02 | 2.63 | 835934 | 2.20 | 0.481 | 0.568 | **27.51** |
| MAINZONE N | 0.03 | 2.63 | 825253 | 2.17 | 0.487 | 0.575 | **27.50** |
| MAINZONE N | 0.04 | 2.63 | 804159 | 2.11 | 0.499 | 0.589 | **27.45** |
| MAINZONE N | 0.05 | 2.63 | 767078 | 2.02 | 0.521 | 0.615 | **27.33** |

**TABLE 19. MAIN ZONE NORTH RESOURCE BY CUT-OFF**

## 18. OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information to report.

## 19. INTERPRETATION AND CONCLUSIONS

The November 2007 update of resources for the Kuriskova project predicts a 44% reduction in overall tonnes and a 28% reduction in total contained pounds of uranium as compared to the June 2007 resource estimate. Specifically, the November estimate for the Main Zone Domain (which contains 76% of the total resource) predicts a 7% reduction in contained tonnes, 15% reduction in uranium grade and 21% reduction in overall contained pounds of uranium as compared to the June 2007 estimate.

Following completion of the June 2007 resource estimate, AMEC (UK) undertook an independent review of the Kuriskova resource, and recommended several modelling sensitivities, some of which were highlighted in the Howe June 2007 report, be addressed prior to considering a decision to commission a scoping or pre-feasibility study for the project. Accordingly, a review of drilling data, geological model, geological domaining, data compositing, top-cut analysis and interpolation parameters was undertaken by Howe and refinements made to these parameters prior to undertaking the updated resource estimate, which Howe believes is a more reliable estimation of resources, which can be used to inform the decision as to whether to commission a Scoping Study for the project and assess the project's development potential.

The significant reduction in contained resource for the project, as predicted by the November 2007 estimate is attributed to a number of factors which have influenced both the tonnage and the grade calculations. Refinement of the geological model, including the sub-domaining of the Main Zone domain into two distinct areas, and the refinement of grade wireframes, resulting in significant volume reductions for some domains, has influenced the tonnage calculation along with the application of more accurate bulk density data. The application of a top-cut value of 5.49%U to composite grade data, more appropriate sample compositing prior to estimation and the interpolation of grade into refined domain blocks has all influenced the grade calculation but provided a more robust estimate of global uranium grade.

Following recommendations contained in the Howe June 2007 report concerning the verification of sample assay data, Tournigan have undertaken additional assay QA/QC check assaying on all mineralised sample pulps from the 2005/06 drilling. Sample pulps from this drilling, assayed at ALS Chemex Laboratories, were dispatched to SGS Laboratories for re-assay by this umpire lab.

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AMEC Consultants have undertaken a review of this QA/QC data and concluded that there is adequate agreement between ALS and SGS results below 1.0%U ($R^2 = 0.992$) and a low, but acceptable bias on results above 1.0%U suggesting that SGS are likely to underestimate high U grades rather than overestimate them as compared with ALS Chemex. Howe has reviewed the recent QA/QC data and concurs with this conclusion.

The Howe November 2007 resource estimate is classified as an inferred resource under CIM guidelines given the relatively wide spaced drilling that defines the resource, relatively few raw assays available for interpolation and broadly defined directions of grade and geological continuity. Although currently defined as an inferred resource, current ongoing infill drilling (Figure 13) over the upper portion of the Kuriskova deposit (at the time of reporting, 20 holes for 6,225m of drilling had been completed) should provide valuable additional drill data for the project with which to further refine the geological model and future resource estimates and facilitate conversion of some parts of the currently defined inferred resource to indicated resources under CIM guidelines. Initial radiometric readings from the first 20 holes drilled during 2007 suggest mineralised zones have been intersected in the majority of holes, which likely indicates that this infill drilling will have a favourable impact on future grade estimations for the project.

## 20. RECOMMENDATIONS

Work to date, including a review of resource sensitivities following the June 2007 resource estimation suggests that the Kuriskova deposit can be regarded as an inferred resource but that more exploration work is recommended in order to improve the level of confidence that can be applied to all aspects of the resource model, such that future resource estimates can include indicated and measured resources. Howe endorses the current phase of drilling being undertaken by Tournigan and to be completed in late 2007, as appropriate next stage resource development drilling at the current stage of advancement of the project. Tournigan's planned 2007 drilling program is outlined below and shown in Figure 13;

- 8,000m of drilling to infill the near-surface portion of the currently defined resource, with 30m spaced drilling from surface to around 300m vertical depth.

- 2,500m of drilling to test the potential for continuation of uranium mineralization over an additional 100-150m down-dip and 100-150m down-plunge to the northwest.

Total contract drilling and assaying costs have been estimated by Tournigan to total C$2.5 million.

Aside from the planned outcomes as described above, the current drilling being undertaken will add a substantial volume of geological, geotechnical and geochemical data to the project database that should be used to refine the current geological model and further improve the level of confidence applied to the resource model for use in Scoping Study work. Although refinements have been made to some estimation and interpolation parameters as part of the November 2007 resource update, which has improved the reliability of the estimate, the following recommendations are outlined, which should be considered, in the light of new data and prior to a re-estimation of resources, planned for early 2008 following completion of the current drilling program.

- The block size of 5m × 5m × 1m, although small is considered adequate at this stage of advancement of the project given the narrow thickness of mineralised zones, overall geometries of each domain and by considering a possible base case mining method of under-cut and fill selective mining of relatively small blocks. However, interpolation over large distances into relatively small blocks has resulted in often variable estimation of local block grade compared with overall deposit grade. Estimates of local block grade are likely to be poor and block estimates in some parts of the resource are likely overstated. Howe recommends that, prior to the proposed resource update in early 2008 when data generated from the 2007 drilling program will be added to the dataset, block size dimensions should be reviewed, and search ellipse ranges reviewed following variographic analysis, such that estimates of local block grade can be improved.

- The refined geological model has improved the understanding of mineralised zone characteristics and geometries such that a reasonable level of geological and grade continuity can be assumed. However, closer spaced drilling should allow the influence of numerous cross-cutting faults over the project area to be better understood and to provide additional drilling information for use in variographic analysis and to further refine the interpolation parameters.

- Data from two different sample supports have been used in the 2007 resource estimate. In order to fully validate the inclusion of down hole radiometric data in any future resource estimation work following additional drilling, it is highly recommended that a comparative study be undertaken statistically evaluating down hole radiometric logging with corresponding sample assays. If no reliable correlation can be established, additional drilling may be required in areas of the deposit informed by historical holes, so that more reliable (sample assay) data can be collected from these areas of the deposit.

- The raw data used to construct the composite database contains less than 200 samples, and as such, detailed meaningful statistical analysis is not possible on the current assay dataset. It is recommended that following additional drilling and the collection of additional data, statistical evaluation of the current domains should be reviewed and improvements made to the domain model. With additional drilling and more sample data, variographic analysis should be undertaken to refine the current search parameters and ranges used in the interpolation and in addition, top-cut analysis should be revisited to assess the influence of high-grade outliers in statistical evaluation of each domain.

- Although molybdenum and copper were interpolated into the block model for the main mineralised zone, it should be noted that molybdenum and copper assay data is only available from recent drilling undertaken by Tournigan and insufficient data exists to reliably interpolate local block grades for these elements. Significantly more molybdenum and copper data is required in order to assess any potential for molybdenum and copper as by-products and samples from future drilling should be routinely assayed for these elements, and investigations should be undertaken to establish correlations between concentrations of these elements and uranium.

Besides the further detailed evaluation of the Kuriskova deposit, it is recommended to undertake additional grass roots type exploration within the licence area. This is especially the case in the SE part of the license area, where former systematic exploration did not cover. At the time of reporting, Tournigan are planning additional exploration work to compliment their planned resource development strategy, to include airborne radiometric and magnetic geophysical surveys followed by ground geophysics and prospecting to generate priority drill targets. A detailed proposal for this work has not been reviewed by Howe but this planned work represents logical exploration planning of untested areas of the license.


NW
SE
unexplored
elevation (m)
400
200
0
-200
Tournigan drill hole intersection
existing
J11
planned
Historic drill hole intersection
moderate to strong mineralization
weak to moderate mineralization
absent to weak mineralization
Mineralization zones
moderate to strong (> 0.20% U3O8)
weak to moderate (0.05 - 0.20% U3O8)
absent to weak (< 0.05% U3O8)
prospective target area
unexplored
brittle fault zone
fault
200 m
Planned deep drilling
open at depth
Tournigan Gold Corporation
KURISKOVA Uranium Project
Schematic Longitudinal Vertical Projection
20070420

FIGURE 13: PLANNED DRILLING 2007 (IMAGE REPRODUCED FROM TOURNIGAN PRESENTATION JUNE 2007)

A C A Howe International Limited

## 21.   REFERENCES

1.      **Technical Report for the Kuriskova Uranium Project, Slovakia, June 2007**, 43-101 Technical Report, Pelham. D., White G., ACA Howe International Limited.

2.      **Technical report of Kuriskova Uranium Project, Slovakia**, 28[th] March, 2006, prepared by   David Pelham and Galen White, ACA Howe International Ltd.

3.      **Preliminary Assessment of Kuriskova Uranium Project,** Slovakia, 25[th] April 2006, prepared by Julian Bennett and Dr. R. Balakrishnan, ACA Howe Int. Ltd.

4.      **The results of geological works on radioactive materials in the Western Carpathians**, February 2005, Daniel J., Daniel S., unpubl. report by Koral s.r.o.

5.      **Calculation of Reserves, Deposit Kosice I, U-Mo Ore April 2005**, Daniel J., Bartelsky B., unpubl. company report by Kremnica Gold Corp.

6.      **Resolution on Granting of the Exploration Licence,** March 21 2005, issued by Ministry of the Environment of the Slovak Republic, Geology and Natural Resources Dept.

7.      **Košicka – Belá – Myslava – According Planimetric Map,** March 2005, 1:10,000 scale, prepared by Koral s.r.o.

8.      **Landscape Atlas of the Slovak Republic,** First Edition, 2002, ISBN 80-88833-27-2, publ. by the Ministry of the Environment of the Slovak Republic, Bratislava, and Slovak Environmental Agency, Banska Bystrica.  Produced by Espit, spol s.r.o, Banska Stiavnica.

9.      **Uranium Mineralisation in Slovakia, 1997,** Rojkovic I.,  Acta Geologica Universitatis Comenianae, Monographic Series, Univ. of Komenského, Bratislava.

10.     **Mineral Resources of Slovakia,** 1997, publ. by Ministry of the Environment and the Geological Survey of the Slovak Republic.

11      **Geological Map of Slovakia**, 1996, 1:500,000 scale geological map, publ. by the Ministry of the Environment and the Geological Survey of the Slovak Republic.

12.     **Explanation to the Geological Map of Slovakia,** 1:500,000 scale, 1996, ed. Anton Biely, publ. by the Ministry of the Environment and the Geological Survey of the Slovak Republic.

13.     **Technological Research of U-Mo ore from Kuriskova Site, 1993**, Kopecky J., unpubl. report by MEGA, joint stock company Strazpod Ralskem, Czech Republic.

14.     **Geological Map with Exploration Works, U-Mo Kosice-Kuriskova Deposit**, 1991, prepared by Mihal, F.

15.     **Geological Map of the Slovenské Rudhorie Mountains, Eastern Part,** 1984, produced by Dionýz Stur Institute of Geology, Bratislava.

**CERTIFICATE OF QUALIFICATIONS**

# Galen White
Geologist

**254 High Street**
**Berkhamsted, Hertfordshire**
**HP4 1AQ**
**United Kingdom**

I, Galen White, do hereby certify that:


- I am a Senior Geologist with A.C.A. Howe International Limited, whose office address is 254 High Street, Berkhamsted, Herts HP4 1AQ, United Kingdom.

- I graduated with a BSc Honours degree in Geology in 1996 from the University of Portsmouth, UK and have practiced my profession continuously since 1996.

- I hold membership in the following mineral industry technical societies:

  > Fellow of the Geological Society London
  > Member of the Australasian Institute of Mining and Metallurgy

- I have practiced my profession as a geologist continually for over 10 years.

- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

- I am responsible for the content of the technical report titled, "Technical Report for the Kuriskova Uranium Project, Slovakia", dated 20$^{th}$ December 2007 and for the overall compilation and editing of all sections of this report.

- I visited Slovakia from April 2$^{nd}$ to April 5$^{th}$ 2007 to collect, review and verify project data collected by Tournigan, for the purposes of resource estimation, and to review historical data which cannot be verified but is assumed, to the best of my knowledge and information, to be correct.

- I have not had prior involvement with the Kuriskova property that is the subject of the Technical Report.

- As of 30$^{th}$ November, 2007, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

- I am independent of Tournigan Gold Corporation, applying all of the tests in section 1.4 of National Instrument 43-101.


**ACA HOWE INTERNATIONAL LTD**

- I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Signed and dated this 20<sup>th</sup> day of December, 2007



**Galen White, Geologist**

**APPENDIX 1**

**GEOLOGICAL CROSS SECTIONS**
**(produced by Tournigan and reproduced by ACA Howe)**

**B-B'**
**C-C'**
**E-E'**
**F-F'**
**H-H'**
**I-I'**
**J-J'**
**K-K'**
**L-L'**
**M-M'**
**O-O'**
**P-P'**

**SOLID MODEL CROSS SECTIONS**
**(prepared by ACA Howe)**

**Micromine B-B'**
**Micromine D-D'**
**Micromine E-E'**
**Micromine F-F'**
**Micromine G-G'**
**Micromine H-H'**

**ACA HOWE INTERNATIONAL LTD**

**Vysvetlivky**

*Legend for Geological Map & Cross-sections*

701 — *surface stratum, debris qvarternary*

*Petrovohorské formation - Permian*

74 — *acid tufa layers-tuffs light-green to violet , ashy, sandy, shot, lapilli, bomb tuffites*

45 — *violet and green slates with lamina and concretion carbonates, green often with pyrite*

445 — *transfer tufa layers, varied tuffs, tuffites*

444 — *dark, violet-grey striking laminated tuffs*

443 — *andesite tufa layers - tuffs with dispersed mineralization pyrite*

442 — *bomb , lapilli tuffs probably andesite volcanism*

441 — *andesite tufa layers - tuffs dark-green, green-grey, ashy, sandy, rarely with U-Mo mineralization (3-above layer position*

44 — *not sectionalized tuff-gene layers*

43 — *andesite dark-green, green-grey, local with stringer U-MO mineralization (2-inside andesite position), local basalt andesite*

41 — *green tuffs, tuffites and grey with disseminate mineralization U-Mo and sulphides (1-main underlayer position)*

*Knolské formation - Permian*

12  13 — *violet slates, sandstones with lamina and concretion of carbonates, interbeds green silica sandstones*

*U - Mo mineralization in layers rocks*

*U - Mo mineralization stringer in andesite and tuffs*

*tectonic faults with filling tectonoclastics and mylonite, rarely with U-Mo mineralization (4- position in fault )*

100-300
300-1000
1000-10000
>10000 — *content of U in ppm in ore bearing according drill logging*

120 — *anomaly course of radioactivity on the surface in survey rib with value μR/hour*

A-023 — *area with surface anomaly of radioactivity*

*quartz - carbonate veins on levels cleat without mineralization and mineralization*

*dip fault regional signifocation*

*isoclinal and disharmonic folds ( dm size) in tectonic faults in surroundings*

fault J-8 — *tectonic faults with definition of inclination, decline, overthrust fault and with marking the course*

*springs*

KG-J-1 — *drill holes realized up to year 2005 (with running in depth and with intersection of ore position)*

992 — *drill holes realized up to year 1993 (with running in depth and with intersection of ore position)*

GP-1 — *up to 100 m*

GR-2  S-100 — *surface research ribs and blind shafts*

MB4/1  N9  N8 — *surface rocks baring, debris*

MB1 — *stabile orientation points*

J-1-Z-3 — *the deposit block of U - Mo resources, Košice I. - Jahodná*

A — *the position of vertical geological cross-sections through the deposit*

V — *the line of vertical plane with diameter of drill hole intersections through the base of the main (1st ) ore position*

Processed Koral s.r.o., Spišská Nová Ves

Legend for Geological Maps and Cross Sections

A C A Howe International Limited



SECTION B-B'
KOŠICE I. - JAHODNÁ
0                    200m
L. Novotný, 2007

SW                                                                              NE

SECTION B - B'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION C-C'
KOŠICE I. - JAHODNÁ

L. Novotný, 2007



SECTION C - C'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION E-E'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited


SECTION F-F'
KOŠICE I. - JAHODNÁ
0
200m
L. Novotný, 2007
SECTION F-F'
SW
NE
H
MO
P
1233
610.87 m n.m.
KG-J-8
1235
608.72 m n.m.
fault 614
fault J-8
246.9
(5m NW)
478.0
(5m NW)
525
(36m SE)
791.6
(50m SE)

SECTION F - F'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION H-H'
KOŠICE I. - JAHODNÁ
L. Novotný, 2007

SECTION H - H'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION I-I'
KOŠICE I. - JAHODNÁ
0
200m
L. Novotný, 2007
SECTION I-I'
Y
X
W
E
J
84.23
O
115.32
KM
289.17
290.53
P
422.53
KG-J-12
1226
fault 614
100m
(30m N)
244
(9m)
429.5
(0m)


SECTION I - I’
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



# SECTION J-J'

KOŠICE I. - JAHODNÁ

L. Novotný, 2007

SECTION J - J'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION K-K'
KOŠICE I. - JAHODNÁ
L. Novotný, 2007
SSW
NNE
KG-J-12
KG-J-13
1225
fault 614
fault 614
fault J-3



SECTION K - K'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

# SECTION L-L'

## KOŠICE I. – JAHODNÁ

SECTION L-L'
Y    X
L = 270276.00, 1234647.00
L' = 269976.00, 1234488.00

0 ————————————— 200m

L. Novotný, 2007



SECTION L - L'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

 A C A Howe International Limited



SECTION M - M'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited

SECTION O-O'
KOŠICE I. - JAHODNÁ

L. Novotný, 2007

SECTION O - O'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited



SECTION P - P'
For Tournigan Gold Corporation, Kuriskova
Uranium Project, Slovakia

A C A Howe International Limited





**A C A Howe International Limited**

**Cross Section B-B' through the main zone (magenta) and andesite domains (red) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.**

Legend: Jahodna07_assay3_ranges

- < 0.03
- 0.03 to 0.05
- 0.05 to 0.1
- 0.1 to 0.5
- 0.5 to 1
- 1 to 2
- >= 2





**Cross Section D-D' through the main zone (magenta), andesite domains (red)
and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue
and green respectively) Drill hole grades are in %U.**

A C A Howe International Limited

Janodna07_assay3_ranges

| | |
|---|---|
| ■ | < 0.03 |
| ■ | 0.03 to 0.05 |
| ■ | 0.05 to 0.1 |
| ■ | 0.1 to 0.5 |
| ■ | 0.5 to 1 |
| ■ | 1 to 2 |
| ■ | >= 2 |

KG-L17

VRT_1223

VRT_1180

KG-J-01a

VRT_1248

VRT_1218

VRT_1222

VRT_1215

VRT_1182

300RL

200RL

100RL

0RL

-100RL

-200RL



A C A Howe International Limited

**Cross Section E-E' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.**



Jahodna07_assay3_ranges

| | |
|---|---|
| ■ | < 0.03 |
| ■ | 0.03 to 0.05 |
| ■ | 0.05 to 0.1 |
| ■ | 0.1 to 0.5 |
| ■ | 0.5 to 1 |
| ■ | 1 to 2 |
| ■ | >= 2 |

KG-J-17

VRT_118t

VRT_1215

KG-J-02

KG-J-07

VRT_1223



Jahodna07_assay3_ranges
< 0.03
0.03 to 0.05
0.05 to 0.1
0.1 to 0.5
0.5 to 1
1 to 2
>= 2
300RL
200RL
100RL
0RL
-100RL
-200RL
-300RL
-400RL
VRT_1233
VRT_992
KG-J07
0.032

A C A Howe International Limited

**Cross Section F-F' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.**





A C A Howe International Limited

**Cross Section G-G' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.**



Legend: Jahodna07_assay3_ranges

- < 0.03
- 0.03 to 0.05
- 0.05 to 0.1
- 0.1 to 0.5
- 0.5 to 1
- 1 to 2
- >= 2





**A C A Howe International Limited** — Cross Section H-H' through the main zone (magenta), andesite domains (red) and Fault 614 domain (dark green) with the positions of faults J-8 and 614 (blue and green respectively) Drill hole grades are in %U.

Legend — Jahodna07_assay3_ranges:
- < 0.03
- 0.03 to 0.05
- 0.05 to 0.1
- 0.1 to 0.5
- 0.5 to 1
- 1 to 2
- >= 2

## APPENDIX 2

## DOMAIN STATISTICS

| Basic Statistical Parameters | Main Zone* | HW Andesite1 | HW Andesite2 | HW Andesite3 | HW Andesite4 | HW Andesite5 | Fault614 |
|---|---|---|---|---|---|---|---|
| | U% | U% | U% | U% | U% | U% | U% |
| Raw Assays | | | | | | | |
| Minimum | 0.0040 | 0.0003 | 0.0003 | 0.0330 | 0.0010 | 0.0120 | 0.0360 |
| Maximum | 15.0000 | 0.4900 | 2.0200 | 0.1000 | 0.2600 | 2.1400 | 0.4300 |
| No of Points | 565 | 236 | 237 | 9 | 132 | 84 | 12 |
| Mean | 0.3800 | 0.0150 | 0.0650 | 0.060 | 0.0230 | 0.1300 | 0.167 |
| Variance | 1.3700 | 0.0018 | 0.0500 | 0.0004 | 0.0120 | 0.0750 | 0.0120 |
| Standard Deviation | 1.1700 | 0.0420 | 0.2300 | 0.0200 | 0.0340 | 0.2700 | 0.1100 |
| CV | 3.0789 | 2.8000 | 3.5385 | 0.3030 | 1.4783 | 2.0769 | 1.2360 |

**\* includes Main Zone North and Main Zone South sub-domains**

**\*\* includes Andesite 5A, 5B and 5C sub-domains**

**ACA HOWE INTERNATIONAL LTD**

**APPENDIX 3**

**BLOCK MODEL SCREEN SHOTS**





mE
RL
mE
RL
Kuriskova_block_grade_hatch
< 0.0300
0.0300 to 0.0500
0.0500 to 0.1000
0.1000 to 0.5000
0.5000 to 1.0000
1.0000 to 2.0000
>= 2.0000

A C A Howe International Limited

**NW view of the Main Zone North Block Model, coloured by uranium grade.**





Kuriskova_block_grade_hatch

| | |
|---|---|
| | < 0.0300 |
| | 0.0300 to 0.0500 |
| | 0.0500 to 0.1000 |
| | 0.1000 to 0.5000 |
| | 0.5000 to 1.0000 |
| | 1.0000 to 2.0000 |
| | >= 2.0000 |

 A C A Howe International Limited **NW view of the Main Zone South Block Model, coloured by uranium grade.**





| Kuriskova_block_grade_hatch | |
|---|---|
| | < 0.0300 |
| | 0.0300 to 0.0500 |
| | 0.0500 to 0.1000 |
| | 0.1000 to 0.5000 |
| | 0.5000 to 1.0000 |
| | 1.0000 to 2.0000 |
| | >= 2.0000 |

 A C A Howe International Limited  **NE view of the Andesite 1and 1B Domain Block Model, coloured by uranium grade.**



mE

| -270700 | -270600 | -270500 | -270400 | -270300 | -270200 | -270100 |

-1234000

-1234100

mN

-1234200

-1234300

-1234400

-1234500

mN

-1234000

-1234100

-1234200

-1234300

-1234400

-1234500

| -270700 | -270600 | -270500 | -270400 | -270300 | -270200 | -270100 |

mE

**Kuriskova_block_grade_hatch** 📌 ✕

| | < 0.0300 |
| --- | --- |
| | 0.0300 to 0.0500 |
| | 0.0500 to 0.1000 |
| | 0.1000 to 0.5000 |
| | 0.5000 to 1.0000 |
| | 1.0000 to 2.0000 |
| | >= 2.0000 |

 A C A Howe International Limited  **Plan view of the Andesite 2 Domain Block Model, coloured by uranium grade.**





| | Kuriskova_block_grade_hatch |
|---|---|
| | < 0.0300 |
| | 0.0300 to 0.0500 |
| | 0.0500 to 0.1000 |
| | 0.1000 to 0.5000 |
| | 0.5000 to 1.0000 |
| | 1.0000 to 2.0000 |
| | >= 2.0000 |



A C A Howe International Limited

**NE view of the Andesite 3 Domain Block Model, coloured by uranium grade (note that gaps exist in the narrowest parts of the domain, where there are no mineable blocks.**







 **Plan view of the  Andesite 4 Domain Block Model, coloured by uranium grade.**



Kuriskova_block_grade_hatch
| | |
|---|---|
| | < 0.0300 |
| | 0.0300 to 0.0500 |
| | 0.0500 to 0.1000 |
| | 0.1000 to 0.5000 |
| | 0.5000 to 1.0000 |
| | 1.0000 to 2.0000 |
| | >= 2.0000 |

 A C A Howe International Limited  **NNE view of the Andesite 5A, B and C Domain Block Models, coloured by uranium grade.**



Kuriskova_block_grade_hatch

| | |
|---|---|
| | < 0.0300 |
| | 0.0300 to 0.0500 |
| | 0.0500 to 0.1000 |
| | 0.1000 to 0.5000 |
| | 0.5000 to 1.0000 |
| | 1.0000 to 2.0000 |
| | >= 2.0000 |

 A C A Howe International Limited  **Plan view of the Fault 614 Domain Block Model, coloured by uranium grade.**

**APPENDIX 4**

**CORRELATION PLOTS U/Mo AND U/Cu**



Uranium against Molybdenum (Log Scale)
100000
10000
1000
100
10
1
Mo (ppm)
1
10
100
1000
10000
100000
U (ppm)




Uranium against Copper (Log Scale)
100000
10000
1000
100
10
1
Cu (ppm)
1
10
100
1000
10000
100000
U (ppm)